ACOM CO., LTD.
HEAD OFFICE
15-11, Fujimi 2-chome, Chiyoda-ku, Tokyo102-0071, Japan
Tel: (03) 3234-9120 Fax: (03) 3234-9266

SUPPL

November 11, 2002

82-4121

File No. 82-4121
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549

RECD S.E.C.
NOV 13 2002
1086

Re: ACOM CO., LTD. - Rule12g3-2(b)

Dear Sir / Madam,

In order for us to comply with the requirements of Rule 12g3-2(b), we, ACOM CO., LTD. (the "Company"), enclose herewith Exhibits 1 through 13, as listed in the attached sheet, English translations and brief descriptions in English of the documents which were published by the Company during the period from April 1, 2002 through June 30, 2002, and which are all the documents of the Company required to be furnished to the SEC in respect of such period under Rule 12g3-2(b).

We will continue to submit to you English versions, English translations, adequate summaries in English and/or brief descriptions in English of the published documents of the Company to the extent required under Rule 12g3-2(b).

02060454

Yours faithfully,

ACOM CO., LTD.

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

By [signature]
Name: Kouichi Izumimoto
Title : Director and General Manager,
General Affairs Dept.

Attachment

List of material information made public in Japan from April 1, 2002 to June 30, 2002

	Date	Descriptions	Information* provided to
Exhibit 1	April 10, 2002	Report on Purchase of the Company's Own Stock (Brief description in English)	DKLFB, Exchange
Exhibit 2	April 30, 2002	Brief Statement of Financial Results for the Fiscal Year Ended March 2002 (English translation)	Public, Exchange
Exhibit 3	April 30, 2002	Data Book for the Fiscal Year Ended March, 2002 (English translation)	Public, Exchange
Exhibit 4	May 15, 2002	Notice Concerning Repurchase of Shares (English translation)	Public, Exchange
Exhibit 5	May 23 and June 17, 2002	Supplemental Documents to the Shelf Registration Statement (Brief description in English)	DKLFB, Exchange
Exhibit 6	May 23, 2002	34th Issuance of Domestic Unsecured Straight Bonds (English translation)	Public, Exchange
Exhibit 7	June 11, 2002	Notice of Convocation of the 25th Ordinary General Meeting of Shareholders (Brief description in English)	Shareholders
Exhibit 8	June 17, 2002	35th Issuance of Domestic Unsecured Straight Bonds (English translation)	Public, Exchange
Exhibit 9	June 27, 2002	"KEY' NOTE" (the 25th Business Year Report) (Brief description in English)	Shareholders
Exhibit 10	June 27, 2002	Notice of Resolution of the 25th Ordinary General Meeting of Shareholders (Brief description in English)	Shareholders
Exhibit 11	June 28, 2002	Amendment to the Shelf Registration	DKLFB

		Statement (Brief description in English)	Exchange
Exhibit 12	June 28, 2002	Annual Securities Report (Brief Description in English)	DKLFB Exchange
Exhibit 13	June 2002	ACOM CO., LTD., Annual Report 2002 (English Version)	Shareholders

* "Exchange" means the Tokyo Stock Exchange, on which the Shares of ACOM CO., LTD. are listed.
* "DKLFB" means the Director-General of the Kanto Local Finance Bureau.

Exhibit 1

(Brief Description)

Report on Purchase of the Company's Own Stock

ACOM CO., LTD.

(504010)

Report on Purchase of the Company's Own Stock dated April 10, 2002 (the "Report on Purchase of the Company's Own Stock") in connection with the purchase of the ACOM, CO., LTD. (the "Company")'s own stock for transference to its directors or employees and the disposal of purchased own stocks.

The Report on Purchase of the Company's Own Stock is required under the Securities and Exchange Law to be, and was, submitted to DKLFB in connection with the purchase of the ACOM, CO., LTD. (the "Company")'s own stock.

The information contained in the Report on Purchase of the Company's Own Stock which is material to an investment decision is substantially contained in the previously filed news release dated August 30, 2001.

Exhibit 2

(TRANSLATION)

Brief Statement of Financial Results for the Fiscal Year Ended March 2002 (Consolidated)

April 30, 2002

Forward-looking Statement

The statements and figures contained in this Brief Statement of Financial Results for the fiscal year ended March 2002 (the "Brief Statement") with respect to ACOM's plans and strategies and other statements that are not historical facts but are forward-looking statements about the future performance of ACOM are based on management's assumptions and beliefs in light of the information currently available to it and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various factors. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates paid on ACOM's debt, and legal limits on interest rates charged by ACOM.

Name of the company:	ACOM CO., LTD. ("ACOM" or the "Company")
Stock market:	Tokyo Stock Exchange
Code No.:	8572
Location of the head office:	Tokyo
URL	http://www.acom.co.jp/ir/
Reference:	
Position of the person in charge:	General Manager of Public Relations Department
Name:	Satoru Tomimatsu
Telephone No.:	(03) 3270 – 3423
Date of the board of directors' meeting for the account settlement:	April 30, 2002
U.S. accounting standards:	Not adopted

Note: All amounts under minimum units appearing in each of the tables have been disregarded, except for per share amounts throughout this Brief Statement (Consolidated) and the Annexed Materials.

1. Consolidated Business Results for the Fiscal Year (from April 1, 2001 to March 31, 2002)

(1) Consolidated Operating Results

(Millions of yen)

	Operating Income		Operating Profit		Income Before Extraordinary Items	
3/02	414,918	10.4%	171,248	6.8%	171,836	6.9%
3/01	375,674	9.3%	160,310	10.2%	160,811	11.9%

	Net Income (Millions of yen)		Net Income per Share (Yen)	Net Income per Share Diluted (Yen)	Return on Equity	Income Before Extraordinary Items to Total Assets	Income Before Extraordinary Items to Operating Income
3/02	95,637	17.5%	653.18	631.65	17.6%	8.4%	41.4%
3/01	81,369	9.4%	554.93	535.97	17.5%	8.8%	42.8%

Notes: 1. Equity in earnings of affiliated companies: -920 million in fiscal 2001 and -5 million yen in fiscal 2000
2. Average outstanding shares (consolidated): 146,417,279 in fiscal 2001 and 146,630,843 in fiscal 2000
3. Change in accounting polices: none
4. Regarding operating income, operating profit, income before extraordinary items, net profit of this fiscal year, the figures in percentages show growth of change from previous fiscal year.

(2) Consolidated Financial Status

(Millions of yen)

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity	Shareholder's Equity per Share (Yen)
3/02	2,166,865	582,737	26.9%	3,983.61
3/01	1,943,836	503,335	25.9%	3,432.67

Note: Outstanding shares (consolidated) at fiscal year-end were 146,283,497 in fiscal 2001 and 146,630,870 in fiscal 2000.

(3) Consolidated Cash Flow Status

(Millions of yen)

	From Operating Activities	From Investing Activities	From Financing Activities	Cash and Cash Equivalents at the End of Year
3/02	(46,554)	(5,590)	67,639	120,163
3/01	(90,386)	7,580	87,818	104,627

(4) Scope of Consolidation and Equity Method

Number of consolidated subsidiaries:	16
Number of unconsolidated subsidiaries accounted for under equity method:	0
Number of unconsolidated affiliates accounted for under equity method:	3

(5) Change in Scope of Consolidation and Equity Method

Consolidated subsidiaries (addition):	0
Consolidated subsidiaries (exclusion):	0
Affiliates accounted for under equity method (addition):	1
Affiliates accounted for under equity method (exclusion):	0

2. Forecasts for the Next Fiscal Year (from April 1, 2002 to March 31, 2003)

(Millions of yen)

	Operating Income	Income before Extraordinary Items	Net Income
Interim	218,100	87,900	48,200
Annual	443,200	176,700	97,300

Reference: The forecasted net income per share (annual): 665.15 yen

Annexed Materials

1. State of Business Group

The ACOM Group consists of ACOM CO., LTD., 16 subsidiaries, and 3 affiliates as well as 1 other related company and 1 subsidiary of the other related company. The Group's main line of business is financial services such as loan business, credit card business, installment sales finance, guarantee business, and servicing business. Other business lines include rental operations, advertising agency, real estate-related operations, and insurance agency.

The following table explains the positioning and role of each Group Company in terms of segment classification.

Segment		Company	Business	Classification
Financial service businesses	Loan business	ACOM CO., LTD.	Loan business including unsecured loan and secured loan	——
		JCK CREDIT CO., LTD.		Consolidated subsidiary
		SIAM A&C CO., LTD.	Loan business in Thailand	
		Tokyo-Mitsubishi Cash One Ltd.	Unsecured loan business	Equity method affiliate
	Credit card business	ACOM CO., LTD.	Credit card business mainly of ACOM MasterCard as the main commodity	——
	Installment sales finance business	ACOM CO., LTD.	Installment sales finance service	——
		JCK CREDIT CO., LTD.		Consolidated subsidiary
		SIAM A&C CO., LTD.	Hire purchase business in Thailand	
		CHAILEASE ACOM FINANCE CO., LTD.	Hire purchase business in Taiwan	Equity method affiliate
	Guarantee business	ACOM CO., LTD.	Affiliations with banks, etc. to provide credit guarantees for personal loans	——
	Servicing business	IR Loan Servicing, Inc.	Loan recovery business	Consolidated subsidiary
	Others	ASCOT CO., LTD.	Fiduciary business to open up, on the Internet, new customers with respect to consumer loans, business loans, and credit card	Equity method affiliate
		ACOM CAPITAL CO., LTD.	Financial services for ACOM (Special Purpose Company)	Consolidated subsidiary
Other Businesses	Rental business	ACOM RENTAL CO., LTD.	Comprehensive rental business	
	Others	JLA INCORPORATED	Advertising agency, interior design and construction of service outlets	
		ACOM RESERCH INSTITUTE, INC.	Survey and research on trends in household expenditures	
		AJAST Ltd.	Insurance agency business	
		ACOM ESTATE CO., LTD.	Real estate management in Japan	
		ABS CO., LTD.	Maintenance of buildings and other property	
		AB PARTNER CO., LTD.	Temporary employment agencies and back-office services	
		ACOM PACIFIC, INC.	Lease of health resorts in Guam (U.S.A.)	
		AVRS CO., LTD.	——	
		ACOM (U.S.A.) INC.		
		ACOM INTERNATINAL, INC.		
		1990 K PARTNERSHIP		
		Maruito Shokusan Co., Ltd.	Real estate leasing	Other related company
		Maruito Shoten Co., Ltd.		Subsidiary of other related company

Notes: 1. JCK CREDIT CO., LTD. changed its company name from JUKI CREDIT CO., LTD. on September 1, 2001.

2. Tokyo-Mitsubishi Cash One Ltd. started operation on March 4, 2002.

3. ASCOT CO., LTD. changed its company name from E*NetCard CO., LTD. on August 1, 2001.

4. 1990K PARTNERSHIP, owned by ACOM (USA) INC., and ACOM INTERNATIONAL, INC., sold a commercial building and dissolved on December 31, 2001.

5. AVRS CO., LTD., ACOM (USA) INC., and ACOMINTERNATIONAL, INC. suspended its operation, and further business scheme is under consideration.

Diagram of Business of ACOM Group


Customers
Loan business
Credit card business
Installment sales finance business
Guarantee business
ACOM
Installment sales finance and loan business
JCK CREDIT CO., LTD.
(Consolidated subsidiary)
Providing credit guarantee for unsecured loans
Tokyo-Mitsubishi Cash One Ltd.
(Equity-method affiliate)
Loan recovery business
IR Loan Servicing, Inc.
(Consolidated subsidiary)
Fiduciary business to open up new customer with respect to consumer loans and credit card
ASCOT CO., LTD.
(Equity-method affiliate)
Comprehensive rental business
ACOM RENTAL CO., LTD.
(Consolidated subsidiary)
Advertising and outlets' interior design
JLA INCORPORATED
(Consolidated subsidiary)
Research on trend in household expenditures
ACOM RESEARCH INSTITUTE, INC.
(Consolidated subsidiary)
Insurance services
AJAST Ltd.
(Consolidated subsidiary)
Real estate management
ACOM ESTATE CO., LTD.
(Consolidated subsidiary)
Cleaning of stores and building management
ABS CO., LTD.
(Consolidated subsidiary)
Temporary employment agencies and back-office service
AB PARTNER CO., LTD.
(Consolidated subsidiary)
Hire purchase and loan business
SIAM A & C CO., LTD.
(Consolidated subsidiary)
Hire purchase business
CHAILEASE ACOM FINANCE CO., LTD.
(Equity method affiliate)
Financial services
ACOM CAPITAL CO., LTD.
(Consolidated subsidiary)
Lease of health resorts
ACOM PACIFIC, INC.
(Consolidated subsidiary)
Real estate leasing
Maruito Shokusan Co., Ltd.
(Other related company)
Maruito Shoten Co., Ltd.
(Subsidiary of other related company)

Note: AVRS CO., LTD., ACOM (USA) INC., and ACOMINTERNATIONAL, INC. suspended its operation, therefore, they are eliminated from the diagram.

2. Operating Policies

(1) Principal Operating Policies

In keeping faith with its founders' intent by expanding its circle of trust, the ACOM Group is guided by three basic principles—respect for people, customer satisfaction as the top priority, and creative and innovative management—as it seeks to encourage mutual trust with stakeholders so that the ACOM Group may grow and prosper together with the public it serves.

The ACOM Group is endeavoring to set down a firm management base that will enable it to respond rapidly and flexibly to changes in the business environment, such as the accelerating progress of the IT revolution accompanied by rapid advancement toward a Networked Society, intensifying competition among companies on a global scale, and the emergence of a low birthrate aging society. The Group is also working to enhance the competitiveness of its services and to improve the efficiency of its operations. The Company's medium-term aim is to establish a corporate image as the "Best Life Partner" as it endeavors to gain the utmost trust and satisfaction from customers for advanced and comprehensive financial services.

(A) Ensuring Thorough Compliance

The ACOM Group has positioned compliance as a key management issue, and accordingly it established a Business Ethics Office in April 1998. It has also drafted the ACOM Ethical Codes for Business, distributed copies to all employees, and worked to educate them on the importance of heeding these ethical standards. In addition, the ACOM Group will be assigning Compliance Managers to departments and offices in July 2002 to ensure compliance with laws and ordinances and adherence to business ethics.

In conjunction with these efforts to guarantee compliance, the ACOM Group in April of last year launched a campaign of "brand development activities" aimed at enhancing "brand value" by clearly specifying in advance the pledges it makes to its customers and steadfastly observing and implementing these.

These activities are supported by the concerted efforts of all employees to make business ethics an integral element in the decision-making and behavior of each and every professional in the ACOM Group, the most crucial step in fostering trust in the ACOM Group and promoting sustained growth.

(B) Improving the Competitiveness of Services

In April of this year, the two-group system was dropped in response to moves by the Business Headquarters to diversify the scope of business it handles, and business promotion and business support functions were clearly defined and reinforced.

To provide effective service that meets customer needs and responds to changes in the industry's structure, the ACOM Group is building a new sales system around a Contact Center in which certain sales functions will be consolidated. The new business structure system will seek to ensure quality customer service by maintaining close cooperation between the Contact Center, which specializes in non-face to face transaction such as telephone, Internet, and MUJINKUN automated loan application machines, and sales branches, whose main focus is the provision of services to customers visiting the branches in person.

Furthermore, the Company is upgrading its service channels by optimizing the location of branches and MUJINKUN automated loan application outlets, improving mobile service for mobile phone telephone users, expanding the system to provide 24-hour 365-day services, signing up new affiliated vendors for installment sales finance business, and expanding alliances with financial institutions for the use of cash dispensers (CDs) and ATMs.

In a move to enforce stricter credit screening and inspection, an organizational change has been made; the Inspection Department has been divided into Inspection Department No. 1 and Inspection Department No. 2, which have been respectively assigned credit screening functions (including loan guarantees) and debt management/collection functions.

(C) Promoting Management Efficiencies

Under the new business structure set to go into full-scale operation this year, the ACOM Group will be boosting the competitiveness of its services by effectively and rapidly responding to increasingly diverse customer needs, radically reforming its sales-related business processes and infrastructure, and lowering operational costs through a concentration of functions in the Contact Center.
Other measures to be taken at the same time throughout the Company include the implementation of a project designed to increase the work efficiency of head office staff and the organization of a work efficiency team within the Corporate Strategy Department to prepare for constructing a Company-wide integrated work management system.

(D) Expanding Financial Services Business

In order to provide advanced and comprehensive financial services centered on ACOM's core loan business, the Company will expand its credit card and installment sales finance businesses and use the business know-how the Company has gained as a resource to broaden its provision of loan guarantees for personal loans made by regional

banks, its personal loan business through Tokyo-Mitsubishi Cash One Ltd., a non-bank joint venture, and its servicing (debt management/collection) business.

By organically combining and expanding these diverse businesses, ACOM is seeking to improve and upgrade its consumer finance services, enhance its ability to attract new customers and strengthen the loyalty of existing customers.

ACOM will bolster the confidence in its servicing business by acquiring a servicer rating and will diversify its profit base while expanding its customer base.

Overseas, ACOM's joint venture company in Thailand, which launched its hire-purchase (installment sales finance) business in September 1996, branched out into the loan business in July of last year. A joint venture company engaged in this same line of business was also established in Taiwan in June 2000, and its business scope has since been steadily expanding.

(E) Lowering the Minimum Trading Unit of Shares
The Board of Directors decided at its meeting on February 18, 2002, to lower the minimum trading unit from 100 shares to 10 shares to make the Company's shares more liquid and to extend the range of investors; this decision was made public that same day. This change in the minimum trading unit of shares will become effective on May 1, 2002.

(2) Basic Dividend Policy
ACOM has a basic policy of continuously distributing profits to shareholders in the form of dividends. Dividends are declared based on various considerations, including economic and financial conditions, conditions in the financial services sector, and the Company's business results, and other factors.

The Company paid an interim dividend of ¥40 per share for the current business term in accordance with the aforementioned basic policy, and a year-end dividend of the same amount will bring the annual dividend to ¥80. Retained earnings will be applied to strategic investments geared toward strengthening the Company's operating base. Specifically, these internal funds will be utilized to establish new sales and service outlets, to construct new business structure and Company-wide integrated work management system to achieve more cost-efficient structures, and to develop new businesses.

(3) Organizational Structure for Corporate Supervision
The ACOM Group has put into place an organizational structure for corporate supervision designed to facilitate timely and accurate decision-making by the Board of Directors and the Executive Committee on matters of special importance to the Company and the Group, as well as a management system that enables individual business divisions to be managed flexibly and efficiently.

In addition to attending the Board of Directors Meetings and other important meetings, the Company's statutory auditors carry out surveys and management audits of administration and the Company's financial position. Furthermore, the Company is endeavoring to upgrade corporate governance by strengthening the cooperative relations among the Company's statutory auditors, the statutory auditors of subsidiaries, the internal audit division, and independent auditors.

ACOM is committed to ensuring and maintaining management transparency to all stakeholders, and is engaged in vigorous IR activities both in Japan and overseas to provide full disclosure to investors and analysts.

(4) Pending Issues
The ACOM Group will continue to face an extremely challenging operating environment as the employment situation worsens and personal consumption remains sluggish, and such problems as the disposition of bad debts, deflation, and the hollowing-out of Japan's industrial base cloud the future course of the domestic economy. Market conditions in the consumer finance industry are also undergoing drastic changes, especially as competition heats up with the entry of companies from other industry sectors.

Even in such circumstances, however, the ACOM Group anticipates sustained future growth by exploiting accumulated customer data and advancing its credit screening know-how to augment its dealings with existing customers, and by discovering potential customers as the market becomes more active in the wake of entry by companies from other industry sectors.

The ACOM Group will continue to expand into new areas of financial services in line with its management policies of strengthening the competitiveness of its services through a new business structure, improving profitability through lower operational costs, and increasing company value through meticulous attention to business ethics and "brand development activities." The Company is enhancing the competitiveness of its services, diversifying funding sources, and reducing the cost of funding. At the same time, it is embracing IT, expanding corporate governance, redoubling compliance efforts, and improving risk management system. All of these actions are geared to building a stronger operating base and securing stable earnings streams to improve the Company's value.

(5) Performance Goals and Indicators

The ACOM Group has adopted a series of performance goals and indicators intended to guide the Group toward the achievement of higher share prices and the continuation of stable business operations. In this context, special emphasis is placed on consolidated return on shareholders' equity (ROE). Similarly, the ACOM Group is intent on improving such indicators of overall management performance as shareholders' equity ratio, ratio of income before extraordinary items to total assets, ratio of income before extraordinary items to operating income, and net income per share.

3. Operating Results and Financial Situation

(1) Operating Results

(A) Operating Results for the Term Under Review

Very severe conditions continued to prevail in the Japanese economy during the consolidated accounting term under review for the following reasons. The rapid slowdown in IT business in the US and the economic slowdown stemming from the September 11, 2001 terrorist attacks. The domestic front has been equally hazardous, with a fall off in production and investment in plant and equipment, particularly in the export sector, stagnant personal consumption as employment conditions worsen, transfers of capital prior to the introduction of the pay-off system, and unease about Japan's financial system stemming from the disposition of bad debts and other issues.

Faced with such a business environment, the ACOM Group has endeavored to organically link and qualitatively improve its existing businesses, more fully develop its loan guarantee and servicing (debt management/collection) businesses, and establish Tokyo-Mitsubishi Cash One Ltd., a new type of non-bank company. These efforts are aimed at expanding both its share of the overall consumer credit market and its profitability base.

To become a "best life partner" trusted by the general public, the Company has begun this consolidated accounting term to engage in "brand development activities" aimed at the enhancement of ACOM's corporate brand.

The ACOM Group has implemented various measures to reach these objectives. Specific actions taken include the creation of a Customer Support Department designed to strengthen the business structure, the establishment of a Business Development Department, the creation of an Internet Business Development Department aimed at bolstering IT-related service functions, and the design and construction of a Group-wide integrated work management system for improving the administrative efficiency throughout the Group.

As a consequence of these activities, operating income for the consolidated accounting year under review reached ¥414,918 million (up 10.4% year on year), while operating expenses came to ¥243,669 million (up 13.1% year on year). Income before extraordinary items totaled ¥171,836 million (up 6.9% year on year), and net income—as a result of the decline in corporation and other income taxes resulting from the sale of shares in July 2001 and the subsequent termination of the application of a special tax rate on the retained income of the family corporation—amounted to ¥95,637 million (up 17.5% year on year).

(a) Loan Business

In the loan business division, the core business of the ACOM Group, scrap-and-build strategies were implemented by optimizing the locations of MUJINKUN automated loan application machines, CD and ATM networks expanded, and a "Click & MUJINKUN" Internet (accessible by personal computer or mobile phones) loan application reception system developed and put into operation. The ACOM Group also designed and constructed a new business structure that allows it to respond to changes in customer needs and industrial structure.

Given the concerns about growing loans in arrears and bad debt write-offs due to a rising unemployment rate as companies downsize, the Company has endeavored to ensure the appropriate credit screening of customers and to enhance customer-counseling services, but the ratio of bad debt write-offs on unsecured loans on a non-consolidated basis was 3.15%, an increase of 0.29% over the previous year.

The number of new customers on a non-consolidated basis was 443,000, about the same level as last year despite the severe market environment. This can be attributed in great part to the effectiveness of "brand development activities" that focused on pledges to customers, to the strengthening of IT-related services, and to the improvement of customer service skills among employees. As a result, loans receivable outstanding at the end of the term under review climbed ¥121,614 million on a consolidated basis to ¥1,618.66 billion (up 8.1% year on year). Interest on loans receivable amounted to ¥373,526 million (up 9.4% year on year).

In the overseas market, SIAM A&C Co., Ltd., a hire purchase company operating in Thailand, entered the consumer loan business in July 2001.

(b) Credit Card Business and Installment Sales Finance Business

In the credit card business, efforts were made to promote the sales of ACOM MasterCard® by increasing the number of on-the-spot card issuance machines linked to MUJINKUN terminals, the first service of its kind in the world. The Company also tied up with three companies, including the international Internet telephone company Sophia

International Co., Ltd., to start new credit card sales, and with Japan Road Service Co., Ltd., to begin offering the new AC Road Service 24.

In the installment sales finance business, lower sales at member vendors due to stagnant personal consumption were covered by recruiting new member vendors to maintain sales volume. JCK CREDIT CO., LTD., a wholly-owned subsidiary company acquired in October 2000 by the purchase of all outstanding shares, also saw positive business results.

As a consequence, installment receivables outstanding rose ¥46,034 million during the term to ¥269,605 million (up 20.6% year on year), and operating income from the credit card and installment sales finance businesses came to ¥26,799 million (up 37.2% year on year).

(c) Guarantee Business

To further strengthen the ACOM Group's operating base in the financial services business, ACOM has entered into business affiliations with the Hokkaido Bank, Ltd. (May 2001), the Hiroshima Bank, Ltd. (August 2001), the Suruga Bank, Ltd. (September 2001), the Juroku Bank, Ltd. (October 2001), and Tokyo-Mitsubishi Cash One Ltd. (March 2002). As a result of these moves, the guaranteed loans receivable at the end of the term stood at ¥9,539 million, with income from this business totaling ¥319 million.

This business makes speedy and convenient loans available to customers by combining the Company's expertise in credit screening and inspection of consumer loans with the brand power of the financial institutions with which it has established business affiliations.

(d) Other Businesses

To expand its position in the comprehensive financial services sector, the ACOM Group has taken an equity position in IR Loan Servicing Inc., as a step towards developing its debt management/collection (servicing) business. On June 22, 2001, the company was licensed by the Ministry of Justice (License Number 51) and started operations on July 2, 2001.

Tokyo-Mitsubishi Cash One Ltd., a new type of non-bank financial services company, was established on August 9, 2001 as a joint undertaking with the Bank of Tokyo-Mitsubishi Ltd., Mitsubishi Trust and Banking Corporation, DC CARD CO., LTD., and JACCS CO., LTD., and it started operations on March 4, 2002. By combining the brand power of the financial institutions with ACOM Group's know-how in consumer financing, the company is providing customers with new financial services that transcend the conventional framework of business formats in the financial sector.

In other areas, a commercial building owned by 1990 K Partnership, a US subsidiary of ACOM Group, was sold in July 2001 in a move to improve the efficient utilization of the ACOM Group's management resources.

(B) Outlook for Current Business Term

The present severe state of affairs, characterized by stagnant personal consumption, concerns over lower corporate profitability as structural reforms take effect, and continued deflation, is likely to plague Japan's economy throughout the current business term. The consumer credit market, too, will face serious challenges as hiring levels fall, the unemployment rate rises, and competition grows more fierce with the full-scale participation of companies from other sectors in the consumer finance market.

To successfully navigate these dangerous waters, the ACOM Group will make the maximum use of its human resources and their expertise in the credit screening and inspection know-how, and its management resources such as the sales infrastructure of branches, MUJINKUN terminals, and ATM networks. The Group will also be striving to further strengthen the quality of its management, expand its service capabilities, and establish a stable profit base.

The current business term will be considered by the ACOM Group a year for prior investment to build the foundations for long-term stable growth, and the ACOM Group plans to develop a system for Contact Center and a Company-wide integrated work management system, and the outlook is for consolidated operating income of ¥443.2 billion (up 6.8% year on year), income before extraordinary items of ¥176.7 billion (up 2.8% year on year), and net income of ¥97.3 billion (up 1.7% year on year).

(2) Financial Situation

(A) Financial Situation for Business Term Under Review

The cash and cash equivalents ("cash" hereafter) in the consolidated accounting term under review increased by ¥15,536 million over the preceding consolidated accounting term to ¥120,163 million, as the decrease in cash flow from operating activities caused by the steady rise in loans receivable and installment receivables fell below the increase in cash flow from financing activities.

(Cash flow from operating activities)

Cash used in operating activities in the consolidated accounting term under review declined by ¥46,554 million, with

income before income taxes at ¥166.88 billion. Loans receivable outstanding in the financial service businesses increased by ¥121,614 million and installment receivables outstanding increased by ¥45,486 million; corporate taxes and other taxes paid totaled ¥78,384 million.

(Cash flow from investing activities)
Cash used in investing activities in the consolidated accounting term under review decreased by ¥5.59 billion. The acquisition of securities for investments, including capital subscription in Tokyo-Mitsubishi Cash One Ltd., involved expenditures of ¥8,019 million. Similarly, the acquisition of tangible fixed assets associated with the establishment of new unstaffed branches involved expenditures of ¥6,268 million. In combination, these expenditures exceeded proceeds from the sale of tangible fixed assets totaling ¥7,187 million.

(Cash flow from financing activities)
Cash provided by financing activities increased by ¥67,639 million in the consolidated accounting term under review. This was the result of a net increase of ¥72,855 million raised through the issue of unsecured straight bonds and ¥58,082 million secured through long-term borrowing to meet the demand for funds from the expansion of financial service operations, and payment of ¥50.0 billion for the redemption of convertible bonds.

(B) Outlook for the Current Business Term
Looking at the financial situation for the current business term, cash used for operating activities is expected to drop by ¥35.0 billion, reflecting the steadily improving business results of the financial services businesses. Cash used in investing activities is forecast to decline by ¥6.2 billion as functions are transferred to the Contact Center in accordance with the new business structure and investment in plant and equipment is carried out.

Cash provided by financing activities is estimated to increase by ¥44.5 billion as cash is procured through long-term borrowing and unsecured straight bonds to meet the demand for funds in the financial services business, with a net increase of ¥32.8 billion foreseen after the scheduled payment of dividends.

All in all, cash and cash equivalents are projected to decline by ¥8.4 billion in the current consolidated accounting term.

4. Consolidated Financial Statements
(1) Consolidated Balance Sheets

(Millions of yen)

Subject \ Term	Prior consolidated fiscal year (As of March 31, 2001)		This consolidated fiscal year (As of March 31, 2002)		Change	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Percentage
		%		%		%
(Assets)						
I. Current assets	1,811,801	93.2	2,041,766	94.2	229,964	12.7
Cash and time deposits	42,761		60,159		17,397	40.7
Trade notes and accounts receivable	452		479		27	6.0
Loans receivable	1,497,045		1,618,660		121,614	8.1
Installment receivables	223,570		269,605		46,034	20.6
Marketable securities	865		512		(353)	(40.8)
Inventories	7,228		7,356		127	1.8
Deferred tax assets	21,300		30,061		8,760	41.1
Short-term loans	61,416		61,207		(208)	(0.3)
Deposit for redemption of convertible bonds	–		50,000		50,000	–
Other current assets	20,231		22,669		2,438	12.1
Allowances for bad debts	(63,071)		(78,945)		(15,874)	25.2
II. Fixed assets	132,034	6.8	123,312	5.7	(8,722)	(6.6)
Tangible fixed assets	75,500	3.9	65,268	3.0	(10,232)	(13.6)
Buildings and structures	27,510		23,943		(3,567)	(13.0)
Vehicles and delivery equipment	23		16		(7)	(30.2)
Equipment and furniture	16,260		16,443		183	1.1
Land	31,641		24,852		(6,788)	(21.5)
Construction in progress	64		12		(52)	(81.2)
Intangible fixed assets	1,839	0.1	1,459	0.1	(380)	(20.7)
Leasehold	651		274		(376)	(57.8)
Telephone rights	1,102		1,108		5	0.5
Other intangible fixed assets	85		76		(8)	(10.4)
Investments and other assets	54,694	2.8	56,585	2.6	1,890	3.5
Investments in securities	25,896		27,873		1,977	7.6
Long-term loans	1,161		1,161		–	–
Deferred tax assets	1,555		2,410		855	55.0
Guaranty money deposited	11,581		11,452		(129)	(1.1)
Prepaid pension expenses	4,164		3,671		(492)	(11.8)
Other investments	11,624		12,133		508	4.4
Allowance for bad debts	(1,289)		(2,118)		(829)	64.4
III. Deferred assets	–	–	1,787	0.1	1,787	–
Bond discount	–	–	1,787	0.1	1,787	–
Total Assets	1,943,836	100.0	2,166,865	100.0	223,029	11.5

(Millions of yen)

Subject \ Term	Prior consolidated fiscal year (As of March 31, 2001)		This consolidated fiscal year (As of March 31, 2002)		Change	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Percentage
		%		%		%
(Liabilities)						
I. Current liabilities	481,613	24.8	552,834	25.5	71,220	14.8
Notes and accounts payable	9,714		6,571		(3,143)	(32.4)
Short-term loans	14,393		19,337		4,944	34.4
Current portion of long-term loans	322,091		329,834		7,743	2.4
Commercial paper	12,000		10,000		(2,000)	(16.7)
Current portion of bonds and notes	30,000		34,386		4,386	14.6
Current portion of convertible bonds	–		50,000		50,000	–
Current portion of accounts payable on transferred specified claims	4,800		3,900		(900)	(18.8)
Accrued income taxes	40,613		43,061		2,447	6.0
Deferred tax liabilities	17		27		10	60.5
Allowance for loss on guaranteed loans receivable	–		12		12	–
Deferred income on installment sales	33,579		39,437		5,858	17.4
Other current liabilities	14,404		16,265		1,860	12.9
II. Fixed liabilities	958,564	49.3	1,030,936	47.6	72,372	7.6
Straight bonds	218,000		290,284		72,284	33.2
Convertible bonds	50,000		–		(5,000)	–
Long-term loans	682,283		732,623		50,339	7.4
Deferred tax liabilities	1,430		–		(1,430)	–
Allowance for employees' retirement benefits	3,092		3,173		81	2.6
Allowance for directors' and corporate auditors' retirement benefits	886		980		93	10.5
Other fixed liabilities	2,871		3,874		1,003	35.0
Total liabilities	1,440,178	74.1	1,583,771	73.1	143,593	10.0
(Minority interests in consolidated subsidiaries)						
Minority interests in consolidated subsidiaries	322	0.0	357	0.0	34	10.8
(Shareholders' equity)						
I. Common stock	17,282	0.9	17,282	0.8	–	–
II. Additional paid-in capital	25,772	1.3	25,772	1.2	–	–
III. Consolidated retained earnings	458,669	23.6	543,276	25.1	84,606	18.4
IV. Securities valuation adjustment	3,183	0.2	1,127	0.1	(2,055)	(64.6)
V. Foreign currency translation adjustments	(1,572)	(0.1)	(920)	(0.1)	652	(41.5)
VI. Treasury stock	(0)	(0.0)	(3,802)	(0.2)	3,801	–
Total shareholders' equity	503,335	25.9	582,737	26.9	79,401	15.8
Total liabilities, minority interests, and shareholders' equity	1,943,836	100.0	2,166,865	100.0	223,029	11.5

(2) Consolidated Income Statements

(Millions of yen)

Subject / Term	Prior consolidated fiscal year (From April 1, 2000 to March 31, 2001)		This consolidated fiscal year (From April 1, 2001 to March 31, 2002)		Change	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%
I. Operating income	375,674	100.0	414,918	100.0	39,243	10.4
Interest on loans receivable	341,539		373,526		31,984	9.4
Fees from credit card business	2,344		3,755		1,410	60.2
Fees from installment sales finance business	17,188		23,044		5,855	34.1
Fees on guaranteed loans receivable	–		114		114	–
Collection of purchased receivables	–		149		149	–
Other financial income	77		24		(52)	(68.1)
Sales	7,541		6,481		(1,059)	(14.1)
Other operating income	6,983		7,823		839	12.0
II. Operating expenses	215,363	57.3	243,669	58.7	28,305	13.1
Financial expenses	29,573	7.9	29,903	7.2	330	1.1
Cost of purchased receivables	–	–	52	0.0	52	–
Cost of sales	4,188	1.1	3,850	0.9	(337)	(8.1)
Other operating expenses	181,602	48.3	209,863	50.6	28,260	15.6
Operating profit	160,310	42.7	171,248	41.3	10,938	6.8
III Non-operating income	1,746	0.4	2,027	0.5	280	16.1
Interest income	393		383		(9)	(2.5)
Dividends received	249		187		(61)	(24.8)
Gains on sale of securities	0		289		289	–
Rent from Company's residence	389		404		14	3.8
Income from anonymous association agreement	–		529		529	–
Other non-operating income	712		231		(480)	(67.5)
IV. Non-operating expenses	1,245	0.3	1,440	0.4	194	15.6
Interest expenses	92		78		(14)	(15.7)
Bond issue expenses	568		10		(558)	(98.2)
Loss on investments in equity-method	5		920		915	–
Stock offering expenses	–		112		112	–
Loss on investments in investing business association	–		180		180	–
Other non-operating expenses	579		138		(441)	(76.1)
Income before extraordinary items	160,811	42.8	171,836	41.4	11,024	6.9
V. Extraordinary income	1,705	0.4	2,310	0.6	604	35.4
Gains on sale of fixed assets	0		2,310		2,309	–
Gains due to adoption of new accounting standards for retirement benefits	1,247		–		(1,247)	–
Distribution profit on termination of anonymous association agreement	299		–		(299)	–
Other extraordinary income	157		–		(157)	–
VI. Extraordinary losses	7,669	2.0	7,266	1.8	(403)	(5.3)
Losses on amendment to income and expenses from previous fiscal year	4		70		65	–
Loss on sale of fixed assets	3,855		5,579		1,724	44.7
Loss on disposal of fixed assets	443		596		152	34.3
Loss on sale of investments in marketable securities	155		74		(81)	(52.2)
Loss on revaluation of investments in marketable securities	1,340		412		(928)	(69.3)
Write-off of investment loss	1,000		–		(1,000)	–
Other extraordinary losses	869		533		(335)	(38.6)
Income before income taxes	154,847	41.2	166,880	40.2	12,032	7.8
Income taxes (corporation tax, inhabitants' tax and enterprise tax)	75,831	19.5	80,787	17.2	4,955	(3.0)
Deferred income taxes	(2,371)		(9,562)		(7,190)	
Gain (loss) on minority interests in consolidated subsidiaries	17	0.0	18	0.0	0	2.0
Net income	81,369	21.7	95,637	23.0	1,4267	17.5

(3) Consolidated Statements of Retained Earnings

(Millions of yen)

Subject \ Term	Prior consolidated fiscal year (From April 1, 2000 to March 31, 2001)		This consolidated fiscal year (From April 1, 2001 to March 31, 2002)		Change	
	Amount		Amount		Amount	
I. Consolidated retained earnings at the beginning of the fiscal year		386,139		458,669		72,529
II. Decrease in consolidated retained earnings						
Dividends	8,797		10,983		2,185	
Directors' bonus	41	8,839	47	11,030	5	2,191
III. Net income		81,369		95,637		14,267
IV. Consolidated retained earnings at the end of the fiscal year		458,669		543,276		84,606

(4) Consolidated Statements of Cash Flows

(Millions of yen)

Subject / Term	Prior consolidated fiscal year (From April 1, 2000 to March 31, 2001)	This consolidated fiscal year (From April 1, 2001 to March 31, 2002)	Change
	Amount	Amount	Amount
I. Cash flows from operating activities			
Income before income taxes	154,847	166,880	12,032
Depreciation and amortization	6,404	6,529	125
Amortization of consolidation adjustment account	2	–	(2)
Increase in allowance for bad debts	7,351	16,695	9,343
Increase in allowance for loss on guaranteed loans receivable	–	12	12
Decrease in allowance for retirement benefits	(2)	–	2
Increase in allowance for employees' retirement benefits	2,856	81	(2,774)
Increase (decrease) in allowance for directors' and statutory auditors' retirement benefits	(143)	93	237
Non-operating interest and dividends income	(643)	(571)	71
Loss on sales of marketable securities	(0)	(289)	(289)
Non-operating interest expense	92	78	(14)
Amortization of bond discount	–	183	183
Bond-issue expenses	568	639	70
Gain (loss) on foreign currency exchanges	(0)	(1)	(1)
Loss on investments in equity-method	5	920	915
Distribution profit on termination of anonymous association agreement	(299)	–	299
Loss on sales of tangible fixed assets	3,850	2,892	(958)
Loss on disposal of tangible fixed assets	443	596	152
Loss on sales of investments in securities	155	74	(81)
Loss on revaluation of investments in securities	1,340	412	(928)
Write-off of investment loss	1,000	–	(1,000)
Increase in notes and accounts receivable	(10)	(21)	(11)
Increase in loans outstanding	(148,241)	(121,614)	26,626
Increase in installment sales receivables	(48,402)	(45,486)	2,916
Increase in inventories	(120)	(127)	(6)
Increase in other current assets	(1,871)	(2,680)	(808)
Decrease (increase) in prepaid pension expenses	(4,164)	492	4,656
Decrease in notes and accounts payable	(288)	(3,169)	(2,880)
Increase in deferred income on installment sales	6,557	5,784	(773)
Increase in other current liabilities	1,273	2,321	1,047
Bonus paid to directors	(41)	(47)	(5)
Increase in other operating activities	144	600	455
Subtotal	(17,336)	31,278	48,614
Non-operating interest and dividends received	643	662	19
Non-operating interest paid	(86)	(110)	(24)
Income taxes paid	(73,606)	(78,384)	(4,778)
Cash used in operating activities	(90,386)	(46,554)	43,831

(Millions of yen)

Subject \ Term	Prior consolidated fiscal year (From April 1, 2000 to March 31, 2001)	This consolidated fiscal year (From April 1, 2001 to March 31, 2002)	Change
	Amount	Amount	Amount
II. Cash flow from investing activities			
Additions to time deposit	(41)	(81)	(40)
Maturity of time deposit	7,516	98	(7,418)
Purchase of marketable securities	–	(5)	(5)
Proceeds from sale of marketable in securities	20	1,355	1,334
Purchase of tangible fixed assets	(5,941)	(6,268)	(327)
Proceeds from sale of tangible fixed assets	36	7,187	7,151
Purchase of investment securities	(2,210)	(8,019)	(5,808)
Proceeds from sale of investment securities	1,770	–	(1,770)
Expenditure resulting from purchase of subsidiary stocks accompanying a change in scope of consolidation	6,134	–	(6,134)
Expenditure resulting from loans	(170)	–	170
Proceeds from collection of loans	–	34	34
Income from transfer of business	595	350	(244)
Distribution profit on termination of anonymous association agreement	170	–	(170)
Increase in other investments	(737)	(847)	(110)
Decrease in other investments	528	337	(190)
Decrease (increase) in other investment activities	(92)	268	360
Net cash provided by (used in) investing activities	7,580	(5,590)	(13,171)
III. Cash flow from financing activities			
Proceeds from short-term loans	46,113	73,070	26,956
Repayments of short-term loans	(57,382)	(68,680)	(11,297)
Proceeds from issue of commercial paper	30,000	10,000	(20,000)
Payments for redemption of commercial paper	(19,000)	(12,000)	7,000
Proceeds from issue of straight bonds	92,444	103,034	10,590
Payments for redemption of straight bonds	(5,000)	(30,179)	(25,179)
Payments for redemption of convertible bonds	–	(50,000)	(50,000)
Proceeds from long-term debt	387,708	420,532	32,824
Repayments of long-term debt	(378,363)	(362,449)	15,913
Net proceeds from issuance of a subsidiary stock to minority shareholder	298	–	(298)
Payments for purchase of treasury stock	(0)	(3,801)	(3,801)
Cash dividends paid	(8,800)	(10,986)	(2,186)
Decrease in other financing activities	(200)	(900)	(700)
Net cash provided by financing activities	87,818	67,639	(20,178)
IV. Effect of exchange rate change on cash and cash equivalents	13	42	28
V. Increase in cash and cash equivalents	5,026	15,536	10,509
VI. Cash and cash equivalents at the beginning of the year	99,932	104,627	4,694
VII. Decrease in cash and cash equivalents due to exclusion from consolidation	(332)	–	332
VIII. Cash and cash equivalents at the end of the year	104,627	120,163	15,536

(5) Significant Items Relating to the Preparation of Consolidated Financial Statements

(A) Extent of consolidation
Number of consolidated subsidiaries: 16
For the names of consolidated subsidiaries, please refer to the section entitles "1. State of Business Group."

(B) Application of the equity method
Number of equity method affiliates: 3
For the names of equity method affiliates, please refer to the section entitles "1. State of Business Group."
CHAILEASE ACOM FINANCE CO., LTD. closes its accounts on December 31, and uses the financial statements as of this date.
From this consolidated accounting period, Tokyo-Mitsubishi Cash One, Ltd., a newly established affiliate company, has been accounted for by the equity method of accounting.

(C) Matters relating to fiscal year, etc. of subsidiaries
Settlement date of the following consolidated subsidiaries end on December 31:
ACOM (U.S.A.) INC.
ACOM INTERNATIONAL, INC.
1990 K PARTNERSHIP
ACOM PACIFIC, INC.
SIAM A&C CO., LTD.
ACOM CAPITAL CO., LTD.
Consolidated financial statements hereof are prepared by using financial statements as of the above mentioned settlement date and important matters that occurred between the settlement date and the consolidated settlement date are subject to the adjustment necessary for consolidation.

(D) Significant accounting policies
(a) Valuation and computation of assets
(1) Marketable securities
Securities held to maturity … Amortized cost method (straight-line method)
Other securities
Where there is a market price
Market value as determined by the quoted price at the end of the fiscal year
(The difference between the carrying value and the market value is included in equity)
(Cost of securities sold is computed using the moving average method)
Where there is no market price
Cost determined by the moving average method
(2) Inventories
Purchased receivables … Cost on an individual specified cost basis
Merchandise
Paintings … Cost on an individual specified cost basis
Others merchandise … Cost based on the last purchase price method
Miscellaneous items … Cost based on the first-in first-out method
(3) Derivative transactions
Option transaction … Market value
Swap transaction … Market value

(b) Depreciation of property, plant and equipment
(1) Tangible fixed assets
At the Company and its domestic consolidated subsidiaries … Declining balance method
At overseas consolidated subsidiaries … Straight-line method
(Depreciable life)
Buildings and structures … 3 to 50 years
Vehicles and delivery equipment … 4 to 6 years
Equipment and furniture … 2 to 20 years
(2) Intangible fixed assets … Straight-line method
(3) Long-term prepaid expenses … Amortized in equal installments
(4) Deferred assets
Stock issue expense … Entire amount expensed as incurred
Bond issue expenses … Entire amount expensed as incurred
Bond discounts … Amortized over the redemption period

(c) Basis for calculating allowances
(1) Allowance for bad debts
In providing for bad debts, the Company and its domestic consolidated subsidiaries make an allowance for ordinary

bad debts based on the historical rate of default. For specific debts where recovery is doubtful, the Company considers the likelihood of recovery on an individual basis, making an allowance for the amount regarded as irrecoverable.

Overseas consolidated subsidiaries make an allowance as necessary having considered the likelihood of recovery on an individual basis.

(2) Allowance for loss on guaranteed receivables

In providing allowance for loss on guaranteed loans receivable, the Company makes an allowance as necessary having considered the likelihood of losses at the end of the consolidated fiscal year.

(3) Allowance for retirement benefits

The Company and its domestic consolidated subsidiaries make provisions for retirement benefits based on projected retirement obligations and pension fund asset at the balance sheet date. Adjustments are made to determine the amounts applicable to the end of the fiscal year.

Past service liabilities have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employee) from the time of occurrence.

Actuarial losses have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employees) following the respective fiscal years when such losses are identified.

(4) Allowance for directors' and statutory auditors' retirement benefits

The Company and its domestic consolidated subsidiaries make provisions for directors' and corporate auditors' retirement benefits at the end of the fiscal year in accordance with the Company's internal rules.

(d) Currency translation standards for significant foreign-currency-denominated assets or liabilities used in preparing the financial statements of consolidated companies on which consolidated financial statements are based

Foreign-currency-denominated monetary claims and liabilities are converted into yen using the spot market rate for the consolidated accounting date, and differences in currency translation are added up as profit or loss.

The assets and liabilities, and profit and expenses of overseas subsidiaries and others are converted into yen using the spot market rate for the consolidated accounting date, and differences in currency translation are added up as minority shareholders' interest and as currency translation adjustment accounts under shareholders' equity.

(e) Accounting for lease transactions

The Company and its domestic consolidated subsidiaries account for finance leases where ownership of the leased asset is not transferred to the lessee as operating leases.

(f) Accounting for hedging activities

(1) Accounting for hedging activities

Deferred hedge accounting has been adopted.

Interest-rate swaps and currency swaps when meet certain conditions are accounted for according to exceptional treatments.

(2) Hedging instruments and items hedged

Interest related derivatives

Hedging instruments ... Interest-rate swaps agreements and interest-rate caps

Items hedged ... Loans with variable interest rates

Currency related derivatives

Hedging instruments ... Currency swaps agreements

Items hedged ... Loans denominated in foreign currency

(3) Hedging policy

The Company and consolidated subsidiaries enter into derivative contracts such as interest-rate swap agreements in order to hedge against the risk of fluctuations in interest rates relating to its variable-rate loans.

The Company and consolidated subsidiaries enter into derivative contracts such as currency swap agreements in order to hedge against the risk of fluctuations in foreign currency exchange rates relating to its foreign currency loans.

Derivative transactions are entered into in compliance with the Companies' internal rules.

(4) Evaluating the efficacy of hedging activities

The performance of the hedging instruments and the items hedged is monitored primarily using the same criteria. As it can be assumed that changes in interest rates and foreign currency exchange rates are fully offset by changes in cash flows from hedging instruments, further evaluation is not required.

(g) Other significant accounting policies for the preparation of consolidated financial statements

(1) Basis of recognition of income and expenses

Interest on loans receivable

Interest on loans receivable is recognized on an accrual basis.

Accrued interest on loans receivable is recognized at the lower of the interest rate stipulated in the Interest Restriction Law of Japan or the contracted interest rate of the Company.

Income from credit card business

Fees from customers ... Recognized mainly by credit-balance method

Fees from member outlets ... Recognized as fees when treated

Income from installment sales finance business

Fees from customers and member outlets ... Recognized by sum-of-the months' digits method on a due date basis

Fees on guaranteed loans receivable ... Recognized by credit-balance method

(2) Treatment of amount in excess of par value of convertible bonds

The amount in excess of par value of convertible bonds is amortized over the redemption period of such convertible bonds, with the amount in excess of par value being deducted from financial expenses. In the case that a request of conversion is made, the entire amount in excess of par value is amortized at once.

(3) Treatment of consumption tax, etc

Consumption tax is treated outside of the financial statements

However, non-deductible consumption tax and others relating to assets is recognized as an expense during the year in which it is incurred.

(E) Matters Relating to Evaluation of Consolidated Subsidiaries' Assets and Liabilities

The market value method applies to the evaluation of consolidated subsidiaries' assets and liabilities, over-all.

(F) Matters Relating to Amortization of Consolidated Adjustment Account

Consolidated adjustment account is amortized in full when occurred because the amount thereof is small.

(G) Matters Relating to Treatment of Profit Appropriation, etc.

Consolidated companies' profit appropriation or loss depositions are subject to those that are settled during the relevant consolidated fiscal year.

(H) Cash and Cash Equivalents as Stated in Consolidated Statements of Cash Flows

Cash and cash equivalents include cash at hand, highly liquid deposits at banks and short-term investments with negligible risk of fluctuation in value and maturities of less than three months.

(Additional information)

Effective from this interim accounting period, in accordance with the revised "Form of Standard Financial Statements in the Consumer Finance Business" issued by the Federation of Finance Companies Association of Japan on May 10, 2001, bond issue expenses related to Financial Services Business were reclassified from non-operating expenses to financial expenses. The effect of this change was to increase in operating expenses by 629 million yen and decrease operating profit and non-operating expenses by the same amount.

(Changes in method of indication)

Income from anonymous association agreement, which was included in other non-operating income of non-operating income, exceeded 10% of non-operating income, therefore, it is disclosed as individual category.

Income from anonymous association agreement for the prior consolidated accounting period was 139 million yen.

Loss on investments in investing business association, which was included in other non-operating expenses of non-operating expenses, exceeded 10% of non-operating expenses, therefore, it is disclosed as individual category.

Loss on investments in investing business association for the prior consolidated accounting period was 78 million yen.

(6) Notes to Consolidated Balance Sheets

Prior consolidated fiscal year (As of March 31, 2001)	This consolidated fiscal year (As of March 31, 2002)
1. Cumulative depreciation of tangible fixed assets (Millions of yen) 40,501	1. Cumulative depreciation of tangible fixed assets (Millions of yen) 40,024
2. Value of affiliated company stock in investment securities (Millions of yen) 318	2. Value of affiliated company stock in investment securities (Millions of yen) 6,414
3. Assets pledged as security (Millions of yen) (1) Pledged assets Loan receivable 681,878 <165,801> Installment receivables 2,194 Buildings and structures 2,334 Land 6,370 Investment in securities 2,798 Total 695,577 <165,801>	3. Assets pledged as security (Millions of yen) (1) Pledged assets Cash and time deposits 1,194 Loan receivable 688,230 <147,347> Installment receivables 877 Buildings and structures 2,220 Land 6,074 Total 698,597 <147,347>
(2) Secured liabilities Short-term loans 2,187 <2,000> Current portion of long-term loans 207,864 <51,137> Long-term loans 478,795 <112,404> Total 688,847 <165,541> Figures in brackets represent amounts engaged in transfer of liabilities	(2) Secured liabilities Short-term loans 10,062 <1,000> Current portion of long-term loans 199,357 <43,582> Current portion of bonds and notes 386 Long-term loans 447,414 <102,460> Bonds 25,284 Total 673,505 <147,042> Figures in brackets represent amounts engaged in transfer of liabilities
4. —	4. Guarantee liabilities (1) Amount of guaranteed loans of guarantee business (Millions of yen) Guaranteed loans 9,536 Allowance for loss on guaranteed loans <12> Net 9,526 (2) Amount of guaranteed liabilities of affiliated companies CHAILEASE ACOM FINANCE CO., LTD. 381 million yen
5. —	5. Notes endorsed for payment 1 million yen
6. Notes maturing at the end of the consolidated fiscal year Notes maturing on the balance sheet date were accounted for on the day of settlement. As the balance sheet date fell on a non-business day for financial institutions, 3 million yen in notes maturing on this date have been included in the balance shown in the consolidated financial statements.	6. Notes maturing at the end of the consolidated fiscal year Notes maturing on the balance sheet date were accounted for on the day of settlement. As the balance sheet date fell on a non-business day for financial institutions, 4 million yen in notes maturing on this date have been included in the balance shown in the consolidated financial statements.

Prior consolidated fiscal year (As of March 31, 2001)	This consolidated fiscal year (As of March 31, 2002)
7. —	7. Convertible bonds maturing at the end of the consolidated fiscal year Convertible bonds fell due on March 31, 2002, which was a bank holiday at payment place, therefore, the actual redemption date was April 2, 2002. As a result, deposit for redemption of convertible bonds is included in current assets, and the same amount is also included as current portion of convertible bonds in current liabilities to offset the amount.
8. —	8. Commitment line contracts for loans receivables Loans extended by the Company primarily take the form of revolving credit-line contracts whereby a facility indicating a maximum loanable amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility, provided that contract terms have not been violated. Outstanding unexercised portions of such facilities amounted to 526,860 million yen at the end of the interim accounting period. This included a total of 274,233 million yen of unexercised amounts remaining in the accounts of customers with zero outstanding balances at the end of the interim period. A certain portion of revolving credit line contracts lapse without ever being used. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company. Contracts contain provisions allowing the Company to reject applications for additional borrowing or reduce the facility in case of changes in the customer's credit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determine the credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets. Note that consolidated subsidiaries do not extend revolving credit-line loans.

Prior consolidated fiscal year (As of March 31, 2001)	This consolidated fiscal year (As of March 31, 2002)
9. Status of bad debts of loans receivable	9. Status of bad debts of loans receivable

Prior consolidated fiscal year (As of March 31, 2001)

9. Status of bad debts of loans receivable

Losses on unsecured consumer loans to bankrupt parties are written off at the time bankrupt is declared. For this reason, loans to borrowers in bankruptcy include 2,549 million yen for debtors who have petitioned for bankruptcy as of the end of the fiscal year, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts.

In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than one year in arrears. As a result of the Company's policy, loans in arrears included additional 13,850 million yen. Under the policies stipulated in Japan's tax laws, 8,520 million yen of this amount would be classified as loans overdue by three months or more, 1,704 million yen as restructured loans and 3,625 million yen as loans no longer in arrears.

Accrued interest on the loans of consolidated subsidiaries is added up according to the policies stipulated in Japan's corporation tax law.

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(3,650) 3,650	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation and others.
Loans in arrears	(3,047) 16,897	Other loans stated exclusive of accrued interest, excluding loans that have been restructured or on which interest is reduced in the interest of rehabilitating the debtor.
Loans overdue by three months or more	(9,204) 684	Loans other than the above that are overdue by three months or more.
Restructured loans	(15,292) 13,587	Loans on which favorable terms have been granted, such as the waiving of interest.
Total	(31,194) 34,819	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

10. —

This consolidated fiscal year (As of March 31, 2002)

9. Status of bad debts of loans receivable

Losses on unsecured consumer loans to bankrupt parties are written off at the time bankrupt is declared. For this reason, loans to borrowers in bankruptcy include 4,951 million yen for debtors who have petitioned for bankruptcy as of the end of the fiscal year, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts.

In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than six months in arrears. As a result of the Company's policy, loans in arrears included additional 13,135 million yen. Under the policies stipulated in Japan's tax laws, 7,456 million yen of this amount would be classified as loans overdue by three months or more, 1,823 million yen as restructured loans and 3,854 million yen as loans no longer in arrears.

Under the policies adopted in prior fiscal years (accrued interest is charged on loans less than one year in arrears), loans in arrears include additional 19,949 million yen, 14,270 million yen of this amount would be classified as loans overdue by three months ore more, 1,823 million yen as restructured loans and 3,854 million yen as loans no longer in arrears.

Accrued interest on the loans of consolidated subsidiaries is added up according to the policies stipulated in Japan's corporation tax law subsidiaries is added up according to the policies stipulated in Japan's tax law.

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(7,204) 7,204	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation and reorganization, and others.
Loans in arrears	(8,616) 21,751	Other loans stated exclusive of accrued interest, excluding loans that have been restructured or on which interest is reduced in the interest of rehabilitating the debtor.
Loans overdue by three months or more	(7,975) 519	Loans other than the above that are overdue by three months or more.
Restructured loans	(16,865) 15,041	Loans on which favorable terms have been granted, such as the waiving of interest.
Total	(40,661) 44,516	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

10. Marketable securities purchased under resale agreements

Amount of marketable securities purchased (Stated as short-term loans)

61,207 million yen

Market value of marketable securities purchased at the end of the consolidated accounting period

61,259 million yen

Prior consolidated fiscal year (As of March 31, 2001)	This consolidated fiscal year (As of March 31, 2002)
11. —	11. Agreements for overdraft and commitment facilities For efficient procurement of working capital, the Company and its consolidated subsidiaries maintain overdraft contracts with five financial institutions and designated commitment line contracts with ten financial institutions. As of the end of the current consolidated accounting period, the unexercised portion of facilities based on these contracts was as follows. (Millions of yen) Agreed amount of agreement for overdraft and commitment line: 187,609 Amount of borrowing: 28,305 Unused amount: 159,304

(7) Notes to Consolidated Financial Statements of Income

Prior consolidated fiscal year (From April 1, 2000 to March 31, 2001)		This consolidated fiscal year (From April 1, 2001 to March 31, 2002)	
1. Other principal financial income	(Millions of yen)	1. Other principal financial income	(Millions of yen)
Interest on deposits	44	Interest on deposits	15
Interest on marketable securities	3	Interest on loans	8
Interest on loans	29		
2. Principal financial expenses	(Millions of yen)	2. Principal financial expenses	(Millions of yen)
Interest paid	24,645	Interest paid	22,602
Interest on corporate bonds	3,907	Interest on corporate bonds	5,000
		Amortization of bond discount	183
		Bond issue expense	629
3. Principal items of operational expenses	(Millions of yen)	3. Principal items of operational expenses	(Millions of yen)
Advertising expenses	19,195	Advertising expenses	18,678
Provision for bad debts	52,420	Provision for bad debts	72,034
Salaries	30,247	Provision for loss on guaranteed loans receivables	12
Retirement benefit expenses	2,187	Salaries	31,624
Provision for directors' and corporate auditors' retirement benefits	92	Retirement benefit expenses	2,950
Welfare expenses	3,643	Provision for directors' and corporate auditors' retirement benefits	100
Leases	16,514	Welfare expenses	3,877
Depreciation expenses	5,848	Leases	16,102
Fees	14,858	Depreciation expenses	6,022
		Fees	21,701
4. Gains on sales of fixed assets are from the sale of equipment and furniture.		4. Gains on sales of fixed assets	(Millions of yen)
		Buildings and structures	1,071
		Equipment and furniture	0
		Land	1,238
		Telephone rights	0
		Total	2,310

Prior consolidated fiscal year (From April 1, 2000 to March 31, 2001)	This consolidated fiscal year (From April 1, 2001 to March 31, 2002)
5. Breakdown of other extraordinary income	5. —

Prior consolidated fiscal year

(Millions of yen)

Gain on changes in equity method affiliates	114
Gain on transfer of business	39
Dividend in liquidation of equity investment	3
Total	157

Prior consolidated fiscal year	This consolidated fiscal year
6. Losses on prior-year adjustments resulted from the transfer to allowance for directors' and corporate auditors' retirement benefits in the previous fiscal year.	6. Losses on prior-year adjustments resulted from the amortization of security deposit in the previous fiscal year.

7. Loss on sales of fixed assets

Prior consolidated fiscal year

(Millions of yen)

Buildings and structures	61	< 41>
Vehicles and delivery equipment	0	< — >
Equipment and furniture	1	<0>
Lands	3,787	<3,782>
Telephone rights	4	< — >
Total	3,855	<3,824>

Amount in brackets represent the amount sold to a consolidated subsidiary, ACOM ESTATE CO., LTD.

This consolidated fiscal year

(Millions of yen)

Buildings and structures	670	<648>
Equipment and furniture	7	<6>
Lands	4,525	<4,523>
Lease	376	<376>
Telephone rights	0	< — >
Other intangible assets	0	<0>
Total	5,579	<5,555>

Amount in brackets represent the amount sold to a consolidated subsidiary, ACOM ESTATE CO., LTD.

8. Loss on disposal of fixed assets mainly consists of transfer of operating outlets, remodeling of interior and change of singes. The breakdown thereof is set out below

Prior consolidated fiscal year

(Millions of yen)

Buildings and structures	382
Equipment and furniture	60
Total	443

This consolidated fiscal year

(Millions of yen)

Buildings and structures	432
Equipment and furniture	163
Total	596

Prior consolidated fiscal year	This consolidated fiscal year
9. Loss on disposal of fund contributions is the loss resulting from the bankruptcy of Dai-Ichi Fire & Marine Insurance.	9. —

10. Breakdown of other extraordinary losses

Prior consolidated fiscal year

(Millions of yen)

Valuation loss of golf club memberships	366
Provision for default of golf club memberships	338
Loss on sale of golf club memberships	138
Temporary amortization of long-term prepaid expenses	25
Total	869

This consolidated fiscal year

(Millions of yen)

Valuation loss of golf club memberships	88
Provision for default of golf club memberships	66
Loss on settlement of swap	185
Temporary amortization of long-term prepaid expenses	193
Total	533

11. Basis for classification of financial income and expenditure on the statements of income (same for prior and this consolidated fiscal year)

(1) Financial income stated as operating income

Include all financial income other than dividends and interest on investments in securities made by the Company and subsidiaries engaged in the financial service business.

(2) Financial expenditure stated as operating expenses

Include all financial expenditure by the Company and subsidiaries engaged in financial services, other than interest payable which has no relationship to operating income.

(8) Notes to Consolidated Statements of Cash Flows

Prior consolidated fiscal year (From April 1, 2000 to March 31, 2001)		This consolidated fiscal year (From April 1, 2001 to March 31, 2002)	
1. Relationship between cash and cash equivalents at the end of the year and consolidated balance sheet items as at March 31, 2001.		1. Relationship between cash and cash equivalents at the end of the year and consolidated balance sheet items as at March 31, 2002.	
	(Millions of yen)		(Millions of yen)
Cash and time deposits	42,761	Cash and time deposits	60,159
Marketable securities	865	Marketable securities	512
Short-term loans	61,416	Short-term loans	61,207
Time deposits and certificates of which term of deposit is more than three months	(83)	Time deposits and certificates of which term of deposit is more than three months	(68)
Shares, bonds and stock investment trusts, maturing more than three months after the date of purchase	(298)	Bank deposits pledged as collateral	(1,194)
Short-term loans excluding marketable securities purchased under resale agreements	(34)	Shares, bonds and stock investment trusts, maturing more than three months after the date of purchase	(452)
Cash and cash equivalents	104,627	Cash and cash equivalents	120,163
2. Principal assets and liabilities of newly consolidated subsidiaries through the purchase of stocks		2. —	
JUKI CREDIT CO., LTD. (as of September 30, 2000)	(Millions of yen)		
Current assets	50,777		
Fixed assets	563		
Current liabilities	(33,295)		
Fixed liabilities	(17,345)		
Consolidation adjustment	(0)		
Acquired stock value	700		
Cash and cash equivalents	(6,640)		
Net expenditure resulting from acquisition of stocks	(5,940)		
IR Loan Servicing, Inc. (as of March 31, 2001)	(Millions of yen)		
Current assets	493		
Fixed assets	2		
Consolidation adjustment	2		
Current liabilities	(0)		
Fixed liabilities	—		
Minority interest	(198)		
Acquired stock value	300		
Cash and cash equivalents	(493)		
Net expenditure resulting from acquisition of stocks	(193)		
3. Principal assets and liabilities which have decreased due to transfer of business		3. —	
Audio and video software rental business	(Millions of yen)		
Current assets	—		
Fixed assets	905		
Total asset	905		
Current liabilities	–		
Fixed liabilities	–		
Total liabilities	–		

(9) Segment Information

(A) Business segment information

Prior consolidated fiscal year (from April 1, 2000 to March 31, 2001)

(Millions of yen)

	Financial Service Business	Other Business	Total	Adjustments and Elimination	Consolidated
I Sales and operating profit / loss					
Sales					
(1) Sales to external customers	368,113	7,561	375,674	—	375,674
(2) Inter segment sales and transfers	—	17,192	17,192	(17,192)	—
Total	368,113	24,753	392,866	(17,192)	375,674
Operating expenses	200,346	22,587	222,933	(7,569)	215,363
Operating profit	167,766	2,165	169,932	(9,622)	160,310
II Assets, depreciation expenses and capital expenditure					
Assets	1,877,544	38,061	1,915,606	28,229	1,943,836
Depreciation expenses	5,632	673	6,305	98	6,404
Capital expenditure	5,629	1,377	7,007	(1,394)	5,612

Notes 1. Method of classification of businesses

Businesses are classified according to their types, characteristics and similarities in operating transactions.

2. Principal activities of each business

(1) Financial service business: loan business, credit card business, installment sales finance business, etc.

(2) Other businesses: Rental business and management of real estate.

3. Unallocated operating expenses included in "adjustments and elimination" were 8,103 million yen, and the expenses relating to the general affairs and accounting section of the Company.

4. Unallocated corporate assets included in "adjustments and elimination" were 48,622 million yen, and are mainly long-term investments in assets and assets related to the general affairs and accounting section of the Company.

This consolidated fiscal year (from April 1, 2001 to March 31, 2002)

(Millions of yen)

	Financial Service Business	Other Business	Total	Adjustments and Elimination	Consolidated
I Sales and operating profit / loss					
Sales					
(1) Sales to external customers	408,431	6,487	414,918	—	414,918
(2) Inter segment sales and transfers	—	14,671	14,671	(14,671)	—
Total	408,431	21,158	429,589	(14,671)	414,918
Operating expenses	230,284	19,876	250,160	(6,491)	243,669
Operating profit	178,146	1,282	179,429	(8,180)	171,248
II Assets, depreciation expenses and capital expenditure					
Assets	2,095,238	39,292	2,134,531	32,334	2,166,865
Depreciation expenses	5,771	704	6,476	53	6,529
Capital expenditure	6,109	2,730	8,839	(2,588)	6,251

Notes 1. Method of classification of businesses

Businesses are classified according to their types, characteristics and similarities in operating transactions.

2. Principal activities of each business

(1) Financial service business: loan business, credit card business, installment sales finance business, loan guarantee business, etc.

(2) Other businesses: Rental business and management of real estate.

3. Unallocated operating expenses included in "adjustments and elimination" were 8,280 million yen, and the expenses relating to the general affairs and accounting section of the Company.

4. Unallocated corporate assets included in "adjustments and elimination" were 53,750 million yen, and are mainly long-term investments in assets and assets related to the general affairs and accounting section of the Company.

(B) Geographical segment information

Prior consolidated fiscal year (from April 1, 2000 to March 31, 2001) and this consolidated fiscal year (from April 1, 2001 to March 31, 2002)

Geographical segment information is omitted as sales and assets in Japan account for more than 90% of total consolidated sales and total consolidated assets across all segments.

(C) Overseas sales

Prior consolidated fiscal year (from April 1, 2000 to March 31, 2001) and this consolidated fiscal year (from April 1, 2001 to March 31, 2002)

Overseas sales information is omitted as overseas sales account for less than 10% of total consolidated sales.

(10) Lease Transactions

Prior consolidated fiscal year (From April 1, 2000 to March 31, 2001)

1. Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

(1) Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Vehicles and delivery equipment	172	79	92
Equipment and furniture	16,233	9,770	6,462
Total	16,405	9,850	6,555

(2) Equivalent balance of the unaccrued lease fees

(Millions of yen)

Within a year	3,444
More than one year	3,290
Total	6,734

(3) Lease fee payable, equivalent of depreciation and equivalent of interest payable

(Millions of yen)

Lease fees payable	4,649
Equivalent of depreciation	4,347
Equivalent of interest payable	253

(4) Method of calculation of equivalent of depreciation

Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

(5) Method of calculation of equivalent of interest

The equivalent of interest is regarded as the difference between the total lease payments and the amount equivalent to acquisition cost of the asset. The interest method is used to calculate the portion applicable to each accounting period.

2. —

This consolidated fiscal year (From April 1, 2001 to March 31, 2002)

1. Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

2.

(1) Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Machinery	7	0	6
Vehicles and delivery equipment	222	118	103
Equipment and furniture	12,641	7,523	5,117
Total	12,870	7,642	5,228

(2) Equivalent balance of the unaccrued lease fees

(Millions of yen)

Within a year	2,607
More than one year	2,740
Total	5,347

(3) Lease fee payable, equivalent of depreciation and equivalent of interest payable

(Millions of yen)

Lease fees payable	3,924
Equivalent of depreciation	3,681
Equivalent of interest payable	109

(4) Method of calculation of equivalent of depreciation

Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

(5) Method of calculation of equivalent of interest

The equivalent of interest is regarded as the difference between the total lease payments and the amount equivalent to acquisition cost of the asset. The interest method is used to calculate the portion applicable to each accounting period.

2. Further payments under operating lease transaction

(Millions of yen)

Unaccrued lease fees	
Within a year	5
More than one year	14
Total	19

(11) Transactions between Related Parties

This consolidated fiscal year (from April 1, 2001 to March 31, 2002)

(A) Directors and primary individual shareholders, etc.

(Millions of yen)

Attribute		Director
Name		Masayoshi Tatsuta
Address		—
Capital		—
Occupation		Senior Managing Director of the Company and also Representative Director of Information Center, Kochi Co., Ltd.
Ratio of voting rights holding (held)		Direct 0.09%
Relationship	Directors involved in other business	—
	Business	—
Summary of transactions		Payments for inquiry of individual credit information
Amount transacted		10
Subject		—
Outstanding amount at the end of the fiscal year		—

Notes: 1. Amount transacted above does not include consumption tax, etc.
2. Conditions of transaction and method, etc. of determination thereof: The same as general transactions
3. The above transaction is for the benefit of the third party.

(B) Subsidiaries, etc.

(Millions of yen)

Attribute		Subsidiary
Name		JLA INCORPORATED
Address		Kita-ku, Osaka
Capital		45
Summary of business		Advertising agency, interior design and construction of service outlets
Ratio of voting rights holding (held)		Direct 100%
Relationship	Directors involved in other business	2 persons
	Business	Advertising and outlets' interior design
Summary of transactions		Acquisition of investments in securities
Amount transacted		106
Subject		—
Outstanding amount at the end of the fiscal year		—

Attribute		Subsidiary
Name		ACOM ESTATE CO., LTD.
Address		Chiyoda-ku, Tokyo
Capital		7,540
Summary of business		Purchase and sale, leasing, administration and mediating real estate
Ratio of voting rights holding (held)		Direct 100%
Relationship	Directors involved in other business	3 persons
	Business	Leasing to the Company buildings in which offices are located and undertaking of management thereof
Summary of transactions		Assignment of land and buildings, etc.
Amount transacted		2,289
Subject		—
Outstanding amount at the end of the fiscal year		—

Notes: 1. Amount transacted above does not include consumption tax, etc.
2. Conditions of transaction and method, etc. of determination thereof:
(1) Purchase prices of investments in securities from JLA INCORPORATED were determined with the reference of closing price on the date of the transaction date.
(2) Assignment prices of land and buildings against ACOM ESTATE CO., LTD. were determined, based on the appraisal value estimated by real estate appraisers, after examining equivalent market value thereof.

(12) Notes to the Method of Tax Effect Accounting

Prior consolidated fiscal year (As of March 31, 2001)

1. The tax effects of temporary differences which give rise to a significant portion of the deferred tax assets and liabilities

	(Millions of yen)
Deferred tax assets:	
Nondeductible write-offs of bad debts	5,909
Amount exceeding the tax limit for the provision for bad debt allowance	8,736
Amount exceeding the tax limit for the provision for accrued bonuses	861
Allowance for directors' and corporate auditors' retirement benefits	362
Unrecognized accrued interest income	1,247
Accrued enterprise tax	3,080
Nondeductible depreciation exceeding the tax limit for depreciation of small capital expenditures	199
Amount exceeding the tax limit for the amortization of deferred charges	3,690
Amount exceeding the tax limit for the amortization of deferred consumption tax and other	177
Nondeductible devaluation of marketable securities	91
Unrecognized valuation loss on golf club memberships	152
Amount exceeding the tax limit for depreciation	80
Losses of subsidiaries carried forward	50
Elimination of unrealized intercompany profit	1,503
Surplus on reserve for retirement benefits	1,249
Others	317
Total deferred tax assets	27,710
Deferred tax liabilities:	
Retained earnings of subsidiaries	2,344
Charge for prepaid pension expenses	1,701
Change in valuation of other marketable securities	2,210
Others	46
Total deferred tax liabilities	6,302
Balance of deferred tax assets	21,408

2. Reconciliation between the statutory tax rate and the effective tax rate as a percentage of income before income taxes is as follows:

Statutory tax rate	40.9%
(Adjusted)	
Tax on retained earnings	5.0%
Permanent nondeductible expenses, such as entertainment expenses	0.1%
Inhabitants' per capita taxes	0.2%
Others	1.2%
Effective tax rate after adopting tax-effect accounting	47.4%

This consolidated fiscal year (As of March 31, 2002)

1. The tax effects of temporary differences which give rise to a significant portion of the deferred tax assets and liabilities

	(Millions of yen)
Deferred tax assets:	
Nondeductible write-offs of bad debts	9,105
Amount exceeding the tax limit for the provision for bad debt allowance	12,145
Amount exceeding the tax limit for the provision for accrued bonuses	1,009
Allowance for directors' and corporate auditors' retirement benefits	400
Unrecognized accrued interest income	1,978
Accrued enterprise tax	4,059
Nondeductible depreciation exceeding the tax limit for depreciation of small capital expenditures	244
Amount exceeding the tax limit for the amortization of deferred charges	4,990
Amount exceeding the tax limit for the amortization of deferred consumption tax and other	244
Nondeductible devaluation of marketable securities	243
Unrecognized valuation loss on golf club memberships	184
Amount exceeding the tax limit for depreciation	29
Losses of subsidiaries carried forward	89
Elimination of unrealized intercompany profit	1,439
Allowance for employees' retirement benefit	1,259
Others	270
Sub total deferred tax assets	37,693
Valuation allowance	(186)
Total deferred tax assets	37,506
Deferred tax liabilities:	
Retained earnings of subsidiaries	2,727
Charge for prepaid pension expenses	1,500
Change in valuation of other marketable securities	779
Others	53
Total deferred tax liabilities	5,061
Balance of deferred tax assets	32,444

2. Reconciliation between the statutory tax rate and the effective tax rate as a percentage of income before income taxes

Omitted as difference between the statutory tax rate and the effective tax rate was less than 5% of the statutory tax rate.

(13) Marketable Securities

(A) Bonds held to maturity with market quotations

(Millions of yen)

Type	Prior consolidated fiscal year (As of March 31, 2001)			This consolidated fiscal year (As of March 31, 2002)		
	Book value	Market price	Unrealized gain (loss)	Book value	Market price	Unrealized gain (loss)
Market price greater than book value						
(a) Government/municipal	—	—	—	—	—	—
(b) Corporate	—	—	—	—	—	—
(c) Miscellaneous	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—
Book value greater than market price						
(a) Government/municipal	—	—	—	—	—	—
(b) Corporate	—	—	—	—	—	—
(c) Miscellaneous	5	5	(0)	—	—	—
Subtotal	5	5	(0)	—	—	—
Total	5	5	(0)	—	—	—

(B) Other marketable securities with market quotation

(Millions of yen)

Type	Prior consolidated fiscal year (As of March 31, 2001)			This consolidated fiscal year (As of March 31, 2002)		
	Original cost	Book value	Unrealized gain (loss)	Original cost	Book value	Unrealized gain (loss)
Market price greater than book value						
(a) Stocks	7,563	13,812	6,248	5,932	10,347	4,414
(b) Bonds						
Government/municipal	79	84	4	80	85	5
Corporate	161	269	107	85	158	72
Miscellaneous	10	10	0	10	10	0
(c) Other	1,591	1,616	24	1,502	1,508	5
Subtotal	9,406	15,792	6,386	7,611	12,109	4,497
Book value greater than market price						
(a) Stocks	8,089	7,308	(781)	8,943	6,652	(2,290)
(b) Bonds						
Government/municipal	—	—	—	—	—	—
Corporate	—	—	—	—	—	—
Miscellaneous	258	230	(28)	213	210	(3)
(c) Other	2,230	2,034	(195)	2,020	1,723	(296)
Subtotal	10,578	9,573	(1,005)	11,177	8,586	(2,590)
Total	19,984	25,365	5,381	18,788	20,695	1,906

Note: In this consolidated accounting period, impairment loss of 363 million yen was recorded wit respect to other securities with market prices. Impairment losses on stocks are written off when the market price of a given stock fell below 50% of original cost, did not recover the fall out ratio of 30% in past one year, and is deemed unlikely to recover the level of the original cost.

(C) Other marketable securities sold during the consolidated fiscal year

(Millions of yen)

Type	Prior consolidated fiscal year (From April 1, 2000 to March 31, 2001)	This consolidated fiscal year (From April 1, 2001 to March 31, 2002)
Amount of sales	246	860
Total gains on sales	0	307
Total losses on sales	155	92

(D) Principal marketable securities where there is no market quotation

Type	Prior consolidated fiscal year: (As of March 31, 2001)	This consolidated fiscal year: (As of March 31, 2002)
	Amount recorded on consolidated balance sheet	Amount recorded on consolidated balance sheet
Other marketable securities		
Money management funds	473	–
Unlisted securities (excluding OTC securities)	437	1,160

(E) Redemption schedule for other marketable securities with maturities and bonds held to maturity

(Millions of yen)

Type	Prior consolidated fiscal year (As of March 31, 2001)				This consolidated fiscal year (As of March 31, 2002)			
	Up to 1 year	More than 1 year and up to 5 years	More than 5 years and up to 10 years	More than 10 years	Up to 1 year	More than 1 year and up to 5 years	More than 5 years and up to 10 years	More than 10 years
(a) Bonds								
Government/municipal, etc.	—	—	84	—	—	—	85	—
Corporate	88	180	—	—	87	70	—	—
Miscellaneous	52	247	—	—	265	10	—	—
(b) Other	156	1,695	621	—	99	1,668	503	—
Total	298	2,123	706	—	452	1,749	589	—

(14) Derivative Transaction

(A) Transaction information

Prior consolidated fiscal year (From April 1, 2000 to March 31, 2001)	This consolidated fiscal year (From April 1, 2001 to March 31, 2002)
1. Derivative transactions The Company and its consolidated subsidiaries enter into derivative transactions for interest-rate swap and interest-rate caps.	1. Derivative transactions The Company and its consolidated subsidiaries enter into derivative transactions for interest-rate swap, interest-rate caps, and currency swaps.
2. Derivative transaction principles The Company and its consolidated subsidiaries are not intended to use derivative transactions for investment or trading purposes.	2. Derivative transaction principles The Company and its consolidated subsidiaries are not intended to use derivative transactions for investment or trading purposes.
3. Purpose for using derivative transactions The Company and consolidated subsidiaries enter into derivative contracts such as interest-rate swap agreements in order to hedge against the risk of fluctuations in interest-rates relating to fixed interest payments and floating interest receivables. The Companies hold only long positions in interest rate caps in order to hedge against the risk of fluctuation in market interest rates. The Companies' derivative transactions are accounted for as hedging transactions.	3. Purpose for using derivative transactions The Company and consolidated subsidiaries enter into derivative contracts such as interest-rate swap agreements in order to hedge against the risk of fluctuations in interest-rates relating to fixed interest payments and floating interest receivables, and currency swaps agreements in order to hedge against the risk of fluctuation in currencies relating to payments made in Japanese Yen and receivables in foreign currency. The Companies hold only long positions in interest rate caps in order to hedge against the risk of fluctuation in market interest rates. The Companies' derivative transactions are accounted for as hedging transactions.
(1) Hedging instruments and items hedged Interest related derivatives Hedging instruments Derivative transaction (Interest-rate swaps agreements and interest-rate caps) Items hedged Loans with variable interest rates	(1) Hedging instruments and items hedged Interest related derivatives Hedging instruments Derivative transaction (Interest-rate swaps agreements and interest-rate caps) Items hedged Loans with variable interest rates Currency related derivatives Hedging instruments Currency swaps agreements Items hedged Loans denominated in foreign currency
(2) Hedging policy The Company and consolidated subsidiaries enter into derivative contracts such as interest-rate swap agreements, etc. in order to hedge against the risk of fluctuations in interest rate relating to its variable-rate loans. Derivative transactions are entered into in compliance with the Companies' internal rules.	(2) Hedging policy The Company and consolidated subsidiaries enter into derivative contracts such as interest-rate swap agreements, etc. in order to hedge against the risk of fluctuations in interest rates relating to its variable-rate loans, and currency swaps agreements in order to hedge against the risk of fluctuations in foreign currency exchange rates relating to its loans denominated in foreign currency. Derivative transactions are entered into in compliance with the Companies' internal rules.
(3) Evaluating the efficacy of hedging activities The performance of the hedging instruments and the items hedged is monitored primarily using the same criteria. As it can be assumed that changes in interest rates and cash flows are fully offset by hedging instruments, further evaluation is not required.	(3) Evaluating the efficacy of hedging activities In regard to interest related derivatives, the performance of the hedging instruments and the items hedged is monitored primarily using the same criteria. As it can be assumed that changes in interest rates and cash flows are fully offset by hedging instruments, further evaluation is not required.

Prior consolidated fiscal year (From April 1, 2000 to March 31, 2001),	This consolidated fiscal year (From April 1, 2001 to March 31, 2002)
4. Risk relating to transactions (1) Market risk Although the Company and its consolidated subsidiaries are engaged in interest rate swap agreements, no market risk is anticipated as such derivatives have been entered into in order to offset or mitigate gains or losses resulting from the hedged loan transactions, even though interest rate swap agreements are exposed to changes in interest rates. In addition, the Companies are not exposed to risk on interest rate caps, as the maximum interest rate is capped at the cap rates. (2) Credit risk The Company and its consolidated subsidiaries do not anticipate nonperformance by any of the counterparties to the above transactions, all of whom are financial institutions which are deemed highly creditworthy. 5. Management of risk relating to transactions The Company and its consolidated subsidiaries have established rules for the authorization of derivative transactions and related risk management rules which stipulate the limits on derivative transactions. All derivative transactions have been entered into in compliance with these rules. Risk management for derivative transactions has been under the control of the Treasury Department of the Company which establishes the position limit for each derivative transaction and monitors the limits. The position limit permissible for each derivative transaction is authorized at the executive managing directors' meeting when the Company's annual business plan is established. In addition, same criteria are used to monitor consolidated subsidiaries, and important transactions have been under the control of the Treasury Department of the Company.	4. Risk relating to transactions (1) Market risk Although the Company and its consolidated subsidiaries are engaged in interest rate swap and currency swap agreements, no market risk is anticipated as such derivatives have been entered into in order to offset or mitigate gains or losses resulting from the hedged loan transactions, even though interest rate swap and currency swap agreements are exposed to changes in interest rates and foreign currency exchange rates. In addition, the Companies are not exposed to risk on interest rate caps, as the maximum interest rate is capped at the cap rates. (2) Credit risk The Company and its consolidated subsidiaries do not anticipate nonperformance by any of the counterparties to the above transactions, all of whom are financial institutions which are deemed highly creditworthy. 5. Management of risk relating to transactions The Company and its consolidated subsidiaries have established rules for the authorization of derivative transactions and related risk management rules which stipulate the limits on derivative transactions. All derivative transactions have been entered into in compliance with these rules. Risk management for derivative transactions has been under the control of the Treasury Department of the Company which establishes the position limit for each derivative transaction and monitors the limits. The position limit permissible for each derivative transaction is authorized at the executive managing directors' meeting when the Company's annual business plan is established. In addition, same criteria are used to monitor consolidated subsidiaries, and important transactions have been under the control of the Treasury Department of the Company.

(B) Matter related to market value, etc. of the derivative transaction

Prior consolidated fiscal year (from April 1, 2000 to March 31, 2001)

Market value information is not required as all of the Company and consolidated subsidiaries' derivative transactions are accounted for as hedging transactions.

This consolidated fiscal year (from April 1, 2001 to March 31, 2002)

Market value information is not required as all of the Company and consolidated subsidiaries' derivative transactions are accounted for as hedging transactions.

(15) Retirement Benefits Accounting

<table>
<tr><th>Prior consolidated fiscal year
(From April 1, 2000 to March 31, 2001)</th><th>This consolidated fiscal year
(From April 1, 2001 to March 31, 2002)</th></tr>
<tr><td>1. Overview of retirement benefit plans
The Company and domestic consolidated subsidiaries have three types of defined-benefits retirement plans: employees' pension fund, tax-qualified retirement annuity plan, and lump-sum severance payment plan. There are also cases when an employee is given a severance pay premium on leaving the company. Overseas consolidated subsidiaries do not have retirement benefit plans.

Three companies within the consolidated ACOM Group have lump-sum severance payment plans. As to the employees' pension fund, the Group also has a jointly established fund and a multi-employer fund. In addition, as to the tax-qualified retirement annuity plan, the Group has a jointly managed annuity plan and one consolidated subsidiary has a separately managed plan.

2. Retirement benefit liabilities as of March 31, 2001
(Millions of yen)
(1) Retirement benefit liabilities (26,679)
(2) Pension assets 24,053
(3) Unfunded retirement benefit liabilities (1 + 2) (2,626)
(4) Unrecognized difference with actuarial liability 3,698
(5) Difference (3 + 4) 1,071
(6) Prepaid pension expenses 4,164
(7) Allowance for retirement benefits (5 - 6) (3,092)

Notes:
1. Substitutional portion of the employees' pension fund are included in the above figures.
2. Some consolidated subsidiaries use the simplified method for calculating retirement benefit liabilities.</td><td>1. Overview of retirement benefit plans
The Company and domestic consolidated subsidiaries have three types of defined-benefits retirement plans: employees' pension fund, tax-qualified retirement annuity plan, and lump-sum severance payment plan. There are also cases when an employee is given a severance pay premium on leaving the company. Overseas consolidated subsidiaries do not have retirement benefit plans.

Three companies within the consolidated ACOM Group have lump-sum severance payment plans. As to the employees' pension fund, the Group also has a jointly established fund and a multi-employer fund. In addition, as to the tax-qualified retirement annuity plan, the Group has a jointly managed annuity plan and one consolidated subsidiary has a separately managed plan.

2. Retirement benefit liabilities as of March 31, 2002
(Millions of yen)
(1) Retirement benefit liabilities (30,993)
(2) Pension assets 24,800
(3) Unfunded retirement benefit liabilities (1 + 2) (6,193)
(4) Unrecognized past service liabilities (deduction in liabilities) Note2 (2,080)
(5) Unrecognized difference with actuarial liability 8,772
(6) Difference (3 + 4 + 5) 497
(7) Prepaid pension expenses 3,671
(8) Allowance for retirement benefits (6 - 7) (3,173)

Notes:
1. Substitutional portion of the employees' pension fund are included in the above figures.
2. As the law regarding to employees' pension insurance was revised in March 2000, the Company and certain of its subsidiaries raised age for start receiving pension fund. As a result of the change, unrecognized past service liabilities (deduction in liabilities) occurred.
3. Some consolidated subsidiaries use the simplified method for calculating retirement benefit liabilities.</td></tr>
</table>

Prior consolidated fiscal year (From April 1, 2000 to March 31, 2001)	This consolidated fiscal year (From April 1, 2001 to March 31, 2002)
3. Retirement benefit expenses (Millions of yen) (1) Service expenses (Note 1) 2,202 (2) Interest expenses 722 (3) Expected investment income (759) (4) Difference from change of accounting standards (Note 2) (1,247) (5) Special severance pay premium 23 (6) Retirement benefit expenses (1+2+3+4+5) 941 Notes: 1. Contributions made by employees to the employees' pension fund are excluded. 2. The difference due to a change of accounting standards, 1,247 million yen is added up in full under extraordinary income. 3. Retirement benefit expenses of consolidated subsidiaries using the simplified method are added up in "(1) service expenses".	3. Retirement benefit expenses (Millions of yen) (1) Service expenses (Note 1) 2,167 (2) Interest expenses 800 (3) Expected investment income (721) (4) Recognized past service liabilities (deducted in liabilities) (Note 2) (35) (5) Recognition of actuarial losses 739 (6) Retirement benefit expenses (1+2+3+4+5) 2,950 Notes: 1. Contributions made by employees to the employees' pension fund are excluded. 2. Refer note 2 on the "2. Retirement benefit liabilities" for treatment of recognized past service liabilities. 3. Retirement benefit expenses of consolidated subsidiaries using the simplified method are added up in "(1) service expenses".
4. Assumptions in calculating retirement benefit liabilities (1) Discount rate 3.0% (2) Expected rate of return on investments 3.0% (3) Allocation of projected benefit liabilities Straight-line method (4) Years for amortizing actuarial losses 5 years (Added up as an expense starting the next fiscal year) (5) Years for amortizing difference due to a change of accounting standards 1 year (Added up fully in the current fiscal year)	4. Assumptions in calculating retirement benefit liabilities (1) Discount rate 2.5% (2) Expected rate of return on investments 3.0% (3) Allocation of projected benefit liabilities Straight-line method (4) Years for amortizing past service liabilities 5 years Past service liabilities have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employee) from the time of occurrence. (5) Years for amortizing actuarial losses 5 years Actuarial losses have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employees) following the respective fiscal years when such losses are identified.

5. Actual results

(1) Operating income by segment

(Millions of yen)

Item \ Term	Prior consolidated fiscal year (From April 1, 2000 to March 31, 2001)		This consolidated fiscal year (From April 1, 2001 to March 31, 2002)		Change	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
						%
Loans receivable outstanding	368,113	98.0	408,431	98.4	40,317	11.0
Loan business	348,295	92.7	380,553	91.7	32,258	9.3
Credit card business	2,353	0.6	3,771	0.9	1,417	60.2
Installment sales finance business	17,446	4.7	23,595	5.7	6,149	35.2
Guarantee business	—	—	319	0.1	319	—
Servicing business	—	—	191	0.0	191	—
Others	17	0.0	0	0.0	(17)	(100.0)
Other business	7,561	2.0	6,487	1.6	(1,073)	(14.2)
Rental business	5,569	1.5	3,853	0.9	(1,716)	(30.8)
Others	1,991	0.5	2,634	0.7	642	32.3
Total	375,674	100.0	414,918	100.0	39,243	10.4

(2) Other statistics

Item \ Term	Prior consolidated fiscal year (As of March 31, 2001)	This consolidated fiscal year (As of March 31, 2002)	Amount of change	Percentage
				%
Receivables outstanding (millions of yen)	1,720,616	1,888,413	167,797	9.8
Loan business	1,497,045	1,618,660	121,614	8.1
Installment receivables	19,735	32,102	12,367	62.7
Credit card	19,175	31,388	1,230	63.8
Others	577	714	136	23.7
Installment sales finance	203,834	237,502	33,667	16.5
Servicing business	—	147	147	—
Number of customer accounts				
Loan business	2898,760	3058,274	159,514	5.5
Installment business	781,590	1,016,544	234,954	30.1
Credit card	752,509	1,004,118	251,609	33.4
Others	29,081	12,426	(16,655)	(57.3)
Installment sales finance business	768,882	905,725	136,843	17.8
Servicing business	—	1,468	1,468	—
Rental business	347,918	15,978	(331,940)	(95.4)
Bad debt write-offs (millions of yen)	45,755	55,396	9,641	21.1
Allowance for bad debts (millions of yen)	64,360	81,064	16,704	26.0

Number of outlets	1,772	1,793	21	1.2
Number of employees	4,991	5,390	399	8.0

Notes: 1. Loan business: The number of loan accounts includes non-interest-bearing balance accounts
2. Installment business
(1) Credit card: Cardholder of ACOM MasterCard
(2) Others: Usable member of a system for settling Internet shopping transactions
3. Installment sales finance business: Number of contracts with receivables outstanding
4. Servicing business: Number of accounts for purchased loans
5. Rental business: Number of users during the fiscal year
(AVRS CO., Ltd. was sold and suspended its operation which resulted in decrease in number of users for this consolidated accounting period)

(TRANSLATION)

Brief Statement of Financial Results for the Fiscal Year Ended March 2002 (Non-consolidated)

April 30, 2002

Forward-looking Statement

The statements and figures contained in this Brief Statement of Financial Results for the fiscal year ended March 2002 (the "Brief Statement") with respect to ACOM's plans and strategies and other statements that are not historical facts but are forward-looking statements about the future performance of ACOM are based on management's assumptions and beliefs in light of the information currently available to it and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various factors. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates paid on ACOM's debt, and legal limits on interest rates charged by ACOM.

Name of the company:	ACOM CO., LTD. ("ACOM" or the "Company")
Stock market:	Tokyo Stock Exchange
Code No.:	8572
Location of the head office:	Tokyo
URL	http://www.acom.co.jp/ir/
Reference:	
Position of the person in charge:	General Manager of Public Relations Department
Name:	Satoru Tomimatsu
Telephone No.:	(03) 3270 - 3423
Date of the board of directors' meeting for the account settlement:	April 30, 2002
Date of the ordinary general meeting of the shareholders:	June 27, 2002
Interim-dividend system:	Adopted
Unit of share system:	Adopted

Note: All amounts under minimum units appearing in each of the tables have been disregarded, except for per share amounts throughout this Brief Statement (Non-consolidated).

1. Non-Consolidated Business Results for the Fiscal Year (from April 1, 2001 to March 31, 2002)

(1) Operating Results

(Millions of yen)

	Operating Income		Operating Profit		Income Before Extraordinary Items	
3/02	400,818	9.3%	168,961	6.6%	170,680	7.3%
3/01	366,712	7.3%	158,507	9.8%	159,062	11.4%

	Net income (Millions of yen)		Net Income per Share (Yen)	Net Income per Share Diluted (Yen)	Return on Equity	Income Before Extraordinary Items to Total Assets	Income Before Extraordinary Items to Operating Income
3/02	94,777	17.4%	647.31	625.95	17.5%	8.6%	42.6%
3/01	80,757	9.1%	550.75	531.93	17.4%	8.9%	43.4%

Notes: 1. Average number of shares issued for fiscal 2001 was 146,417,279 shares and fiscal 2000 was 146,630,880 shares.

2. Change in accounting policies: None
3. Regarding operating income, operating profit, income before extraordinary items, net income of this fiscal year, the figures in percentages show growth from the previous fiscal year.

(2) Dividends

	Annual Cash Dividends per Share(Yen)			Total Amount of Annual Cash Dividends (Millions of yen)	Dividends Pay-out Ratio	Ratio of Total Amount of Dividends to Shareholders' Equity
		Interim	Year-end			
3/02	80.00	40.00	40.00	11,702	12.3%	2.0%
3/01	65.00	30.00	35.00	9,531	11.8%	1.9%

(3) Non-Consolidated Financial Position

(Millions of yen)

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share (Yen)
3/02	2,095,251	580,716	27.7%	3,969.80
3/01	1,876,210	502,833	26.8%	3,429.24

Notes: 1. Number of shares issued at fiscal year-end was 146,283,497 in fiscal 2001 and 146,630,880 shares in fiscal 2000.
2. Number of treasury shares at fiscal year-end was 347,383 shares in fiscal 2001.

2. Non-Consolidated Forecast for the Fiscal 2002 (from April 1, 2002 to March 31, 2003)

(Millions of yen)

	Total Operating Income	Income Before Extraordinary Items	Net Income	Annual Cash Dividends per Share (Yen)		
				Interim Dividends	Year-end Dividends	
Interim	209,400	88,700	49,600	40.00	–	–
Annual	424,000	176,600	98,800	–	40.00	80.00

Reference: Projected net income per share (annual): ¥675.40

5. Non-Consolidated Financial Statements

(1) Non-Consolidated Balance Sheets

(Millions of yen)

Subject \ Term	Prior fiscal year (As of March 31, 2001)		This fiscal year (As of March 31, 2002)		Change	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Percentage
(Assets)		%		%		%
I. Current assets	1,745,036	93.0	1,947,911	93.0	202,874	11.6
Cash and time deposits	32,591		46,151		13,560	41.6
Loans receivable	1,496,237		1,616,837		120,600	8.1
Installment sales receivables	169,911		192,726		22,814	13.4
Marketable securities	293		347		53	18.4
Treasury stocks	0		--		(0)	--
Merchandise	6,715		6,715		--	--
Prepaid expenses	6,411		7,121		709	11.1
Deferred tax assets	20,620		29,481		8,861	43.0
Accrued income	10,783		11,790		1,007	9.3
Short-term loans	60,016		59,977		(38)	(0.1)
Short-term loans to affiliates	--		100		100	--
Deposit for redemption of convertible bonds	--		50,000		50,000	--
Other current assets	2,063		2,300		236	11.5
Allowances for bad debts	(60,610)		(75,640)		(15,030)	24.8
II. Fixed assets	131,174	7.0	147,339	7.0	16,165	12.3
Tangible fixed assets	61,229	3.3	52,911	2.5	(8,317)	(13.6)
Buildings	19,956		17,644		(2,312)	(11.6)
Structures	4,620		4,276		(343)	(7.4)
Vehicles and delivery equipment	19		13		(6)	(31.7)
Equipment and furniture	16,329		16,439		109	0.7
Land	20,303		14,538		(5,764)	(28.4)
Intangible fixed assets	1,653	0.1	1,218	0.1	(434)	(26.3)
Leasehold	496		69		(427)	(86.1)
Telephone rights	1,071		1,073		1	0.1
Other intangible fixed assets	84		75		(8)	(10.4)
Investments and other assets	68,291	3.6	93,209	4.4	24,917	36.5
Investments in securities	25,124		21,416		(3,707)	(14.8)
Investments in affiliates	15,171		22,321		7,150	47.1
Investments in equity other than capital stock	1,721		1,171		(550)	(31.9)
Investments in affiliates' equity other than capital stock	1		1		--	--
Long-term loans	1,136		1,161		25	2.2
Long-term loans to affiliates	325		19,400		19,074	--
Claims on bankruptcy and reorganization, etc.	1,051		2,212		1,161	110.4
Long-term prepaid expenses	2,896		2,626		(269)	(9.3)
Deferred tax assets	517		3,456		2,939	568.4
Guaranty money deposited	11,906		11,865		(41)	(0.3)
Buildings and structures in trust	71		66		(4)	(6.8)
Land in trust	389		389		--	--
Prepaid pension expenses	4,086		3,605		(480)	(11.8)
Other investments	5,181		5,573		391	7.6
Allowance for bad debts	(1,290)		(2,060)		(770)	59.7
Total Assets	1,876,210	100.0	2,095,251	100.0	219,070	11.7

(Millions of yen)

Subject \ Term	Prior fiscal year (As of March 31, 2001)		This fiscal year (As of March 31, 2002)		Change	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Percentage
(Liabilities)		%		%		%
I. Current liabilities	441,577	23.5	504,468	24.1	62,890	14.2
Accounts payable	3,071		2,948		(122)	(4.0)
Short-term loans	7,187		3,562		(3,625)	(50.4)
Current portion of bonds and notes	303,433		317,397		13,964	4.6
Commercial paper	12,000		10,000		(2,000)	(16.7)
Current portion of bonds and notes	30,000		30,000		--	--
Current portion of convertible bonds	--		50,000		50,000	--
Current portion of accounts payable on the transferred specified claims	4,800		3,900		(900)	(18.8)
Amount payable	2,330		1,895		(435)	(18.7)
Accrued expenses	11,408		13,783		2,375	20.8
Accrued income taxes	39,864		42,519		2,655	6.7
Deposit received	215		233		17	8.0
Unearned income	497		122		(375)	(75.5)
Allowance for loss on guaranteed loans receivable	--		12		12	--
Deferred income on installment sales	26,712		28,002		1,290	4.8
Other current liabilities	55		91		35	63.3
II. Fixed liabilities	931,800	49.7	1,010,066	48.2	78,266	8.4
Straight bonds	215,000		265,000		50,000	23.3
Convertible bonds	50,000		--		(50,000)	--
Long-term loans	660,746		714,226		53,479	8.1
Long-term loans to affiliates	--		23,880		23,880	--
Allowance for employees' retirement benefits	2,745		2,832		86	3.1
Allowance for directors' and corporate auditors' retirement benefits	813		886		73	9.0
Customers' deposit in trust	127		127		--	--
Other fixed liabilities	2,367		3,114		747	31.6
Total liabilities	1,373,377	73.2	1,514,534	72.3	141,156	10.3
(Shareholders' equity)						
I. Common stock	17,282	0.9	17,282	0.8	--	--
II. Additional paid-in capital	25,772	1.4	25,772	1.2	--	--
III. Legal reserve	4,320	0.2	4,320	0.2	--	--
IV. Other reserve	452,259	24.1	536,014	25.6	83,754	18.5
Voluntary reserves	360,000		430,000		70,000	19.4
Unappropriated retained earnings	92,259		106,014		13,754	14.9
V. Securities valuation adjustment	3,197	0.2	1,128	0.1	(2,069)	(64.7)
VI. Treasury stock	--	--	(3,802)	(0.2)	(3,802)	--
Total shareholders' equity	502,833	26.8	580,716	27.7	77,883	15.5
Total liabilities and shareholders' equity	1,876,210	100.0	2,095,251	100.0	219,040	11.7

(2) Non-Consolidated Income Statements

(Millions of yen)

Subject \ Term	Prior fiscal year (From April 1, 2000 to March 31, 2001)		This fiscal year (From April 1, 2001 to March 31, 2002)		Change	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%
I. Operating income	366,712	100.0	400,818	100.0	34,105	9.3
Interest on loans receivable	341,456		373,235		31,779	9.3
Fees from credit card business	2,323		3,692		1,369	58.9
Fees from installment sales finance business	14,287		16,278		1,991	13.9
Fees on guaranteed loans receivables	--		114		114	--
Other financial income	74		23		(51)	(69.1)
Rental income	1,591		--		(1,591)	--
Sales	103		--		(103)	--
Other operating income	6,875		7,474		598	8.7
II. Operating expenses	208,205	56.8	231,857	57.8	23,652	11.4
Financial expenses	28,933	7.9	28,622	7.1	(311)	(1.1)
Cost of sales	81	0.0	--	--	(81)	--
Other operating expenses	179,190	48.9	203,235	50.7	24,045	13.4
Operating profit	158,507	43.2	168,961	42.2	10,453	6.6
III. Non-operating income	1,670	0.5	2,126	0.5	456	27.3
Interest income	56		250		193	342.1
Interest on securities	328		24		(303)	(92.5)
Dividends received	261		199		(62)	(23.7)
Gains on sale of securities	0		307		307	--
Insurance payment received	56		29		(27)	(48.1)
Rent from Company's residence	389		404		14	3.8
Gains on sale of miscellaneous items	57		--		(57)	--
Profit on investments in anonymous partnership	139		529		390	280.6
Sales of miscellaneous merchandises	438		381		0	0.2
IV. Non-operating expenses	1,115	0.3	407	0.1	(708)	(63.5)
Bond issue expenses	551		--		(551)	--
Stock offering expenses	--		112		112	--
Loss on investments in investing business association	--		180		180	--
Other non-operating expenses	563		114		(449)	(79.7)
Income before extraordinary items	159,062	43.4	170,680	42.6	11,617	7.3
V. Extraordinary income	1,561	0.4	1	0.0	(1,559)	(99.9)
Gains on sale of fixed assets	0		1		1	--
Gain due to adoption of new accounting standards for retirement benefits	1,256		--		(1,256)	--
Distribution profit on termination of anonymous association agreement	299		--		(299)	--
Other extraordinary income	5		--		(5)	--

Subject / Term	Prior fiscal year (From April 1, 2000 to March 31, 2001) Amount	Percentage	This fiscal year (From April 1, 2001 to March 31, 2002) Amount	Percentage	Change Amount	Percentage
		%		%		%
VI. Extraordinary Losses	7,708	2.1	6,914	1.7	(793)	(10.3)
Loss on amendment to income and expenses from previous fiscal year	--		70		70	--
Loss on sale of fixed assets	3,854		5,579		1,725	44.8
Loss on disposal of fixed assets	488		662		173	35.5
Loss on sale of investments in marketable securities	155		--		(155)	--
Loss on revaluation of investments in marketable securities	1,340		411		(928)	(69.3)
Write-off of investment loss	1,000		--		(1,000)	--
Other extraordinary losses	869		191		(678)	(78.0)
Income before income taxes	152,915	41.7	163,767	40.9	10,851	7.1
Income taxes (corporation tax, inhabitants' tax and enterprise tax)	74,950	19.7	79,360	17.2	4,410	(4.4)
Deferred income taxes	(2,791)		(10,370)		(7,578)	
Net income	80,757	22.0	94,777	23.7	14,020	17.4
Retained earnings carried forward from the previous period	16,270		17,088		817	5.0
Interim dividends	4,398		5,851		1,452	33.0
Amounts funded to legal reserve for interim dividend	369		--		(369)	--
Unappropriated retained earnings	92,259		106,014		13,754	14.9

(3) Comparative Proposition of Appropriation of Retained Earnings

(Millions of yen)

Subject / Term	Prior fiscal year (as of March 31, 2001) Amount	This fiscal year (as of March 31, 2002) Amount	Change Amount
I. Unappropriated retained earnings	92,259	106,014	13,754
II. The above shall be appropriated as follows:			
Dividends	5,132	5,851	719
per share	¥35.00 (Regular dividends: ¥35.00)	¥40.00 (Regular dividends: ¥40.00)	¥5.00 (Regular dividends: ¥5.00)
Bonus to directors	39	38	(0)
Voluntary reserve	70,000	70,000	--
III. Unappropriated retained earnings carried forward	17,088	30,124	13,036

Notes: 1. As of December 5, 2001, the Company paid interim dividends of ¥40.00 per share (regular dividends) amounted to ¥5,851,360,280 in total.
2. The dividends for this fiscal year as shown above will not be paid to 347,383 shares of treasury stock.

(4) Significant Items Relating to the Preparation of Interim Non-Consolidated Financial Statements

(A) Valuation and computation of marketable securities

(a) Securities of subsidiaries and affiliates ... Cost as determined by the moving average method

(b) Other marketable securities

Where there is a market price

Market value as determined by the quoted price at the end of the interim period

(The difference between the carrying value and the market value is included in equity.)

(Cost of securities sold is computed using the moving average method.)

Where there is no market price

Cost determined by the moving average method

(B) Valuation and computation of derivative transactions

Option transaction ... Market value

Swap transaction ... Market value

(C) Valuation and computation of the inventories

Merchandise ... Cost on an individual specified cost basis

(D) Depreciation of the fixed assets

(a) Tangible fixed assets and building and structures in trust ... Declining method

(Depreciable life)

Buildings ... 3 to 50 years

Structure ... 3 to 50 years

Vehicles and delivery equipment ... 4 to 6 years

Equipment and furniture ... 2 to 20 years

Buildings and structures held in trust ... 8 to 50 years

(b) Intangible fixed assets ... Straight-line method

(c) Long-term prepaid expenses ... Amortized in equal installments

(E) Method of treatment of deferred assets

Bond issue expenses ... Entire amount expensed as incurred

(F) Currency translation standards for foreign-currency-denominated assets or liabilities

Foreign-currency-denominated monetary claims and liabilities are converted into yen using the spot market rate for the accounting date, and differences in currency translation are added up as profit or loss.

(G) Basis for calculating allowances

(a) Allowance for bad debts

In providing for bad debts, the Company makes an allowance for ordinary bad debts based on the historical rate of default. For specific debts where recovery is doubtful, the Company considers the likelihood of recovery on an individual basis, making an allowance for the amount regarded as irrecoverable.

(b) Allowance for loss on guaranteed receivables

In providing allowance for loss on guaranteed loans receivable, the Company makes an allowance as necessary having considered the likelihood of losses at the end of the consolidated fiscal year.

(c) Allowance for retirement benefits

The Company makes provisions for retirement benefits based on projected retirement obligations and pension fund asset at the balance sheet date. Adjustments are made to determine the amounts applicable to the end of the interim period.

Actuarial losses have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employees) following the respective fiscal years when such losses are identified.

(d) Allowance for directors' and statutory auditors' retirement benefits

The Company makes provisions for directors' and statutory auditors' retirement benefits at the end of the interim period in accordance with the Company's internal rules.

(H) Basis of recognition of income and expenses

(a) Interest on loans receivable

Interest on loans receivable is recognized on an accrual basis.

Accrued interest on loans receivable is recognized at the lower of the interest rate stipulated in the Interest Restriction Law of Japan or the contracted interest rate of the Company.

(b) Income from credit card business

Customer fees ... Recognized mainly by credit balance method.

Merchant fees ... Recognized as fees when treated.

(c) Income from installment sales finance business
Fees from customers and member outlets ... Recognized by sum-of-the months' digits method on a due date basis
(d) Fees on guaranteed loans receivables ...Recognized by credit-balance method

(I) Accounting for lease transactions
The Company accounts for finance leases where ownership of the leased asset is not transferred to the lessee as operating leases.

(J) Accounting for hedging activities
(a) Accounting for hedging activities
Deferred hedge accounting has been adopted.
Interest-rate swaps when meet certain conditions are accounted for according to exceptional treatments.
(b) Hedging instruments and items hedged
Hedging instruments ... Interest-rate swaps agreements and interest-rate caps
Items hedged ... Loans with variable interest rates
(c) Hedging policy
The Company enters into derivative contracts such as interest-rate swap agreements in order to hedge against the risk of fluctuations in interest rates relating to its variable-rate loans.
(d) Evaluating the efficacy of hedging activities
The performance of the hedging instruments and the items hedged is monitored primarily using the same criteria.
As it can be assumed that changes in interest rates are fully offset by changes in cash flows from hedging instruments, further evaluation is not required.

(K) Other significant accounting policies for the preparation of interim non-consolidated financial statements
(a) Treatment of amount in excess of par value of convertible bonds
The amount in excess of par value of convertible bonds is amortized over the redemption period of such convertible bonds, with the amount in excess of par value being deducted from financial expenses. In the case that a request of conversion is made, the entire amount in excess of par value is amortized at once.
(b) Treatment of consumption tax
Consumption tax is treated outside of the financial statements
However, non-deductible consumption tax and others relating to assets is recognized as an expense during the year in which it is incurred.

(Additional Information)
From this accounting period, in accordance with the revised "Regulations concerning Terminology, Forms and Methods of Preparation of Financial Statements, etc" treasury stock of 0 million yen in previous fiscal year was reclassified from other current assets to the bottom of shareholders' equity section.
In addition, treasury stock included 3,796 million yen acquired under the stock option plan during this accounting period.

Effective from this accounting period, in accordance with the revised "Form of Standard Financial Statements in the Consumer Finance Business" issued by the Federation of Finance Companies Association of Japan on May 10, 2001, bond issue expenses related to Financial Services Business were reclassified from non-operating expenses to financial expenses. The effect of this change was to increase in operating expenses by 491 million yen and decrease operating profit and non-operating expenses by the same amount.

(Changes in method of indication)
Loss on investments in investing business association, which was included in other non-operating expenses of non-operating expenses, exceeded 10% of non-operating expenses, therefore, it is disclosed as individual category.
Loss on investments in investing business association for the prior consolidated accounting period was 78 million yen.

(5) Notes to Non-Consolidated Balance Sheets

Prior fiscal year (As of March 31, 2001)		This fiscal year (As of March 31, 2002)	
1. Cumulative depreciation of tangible fixed assets		1. Cumulative depreciation of tangible fixed assets	
	(Millions of yen)		(Millions of yen)
	38,549		41,033
Cumulative depreciation of buildings and structures in trust which are classified as "Investments"		Cumulative depreciation of buildings and structures in trust which are classified as "Investments"	
	(Millions of yen)		(Millions of yen)
	66		71
2. Assets pledged as security		2. Assets pledged as security	
	(Millions of yen)		(Millions of yen)
(1) Pledged assets		(1) Pledged assets	
Loan receivable	681,878 <165,801>	Cash and time deposits	1,194
		Loan receivable	688,230 <147,347>
Buildings	1,235	Buildings	1,133
Land	1,230	Land	934
Investment in securities	2,798		
Total	687,143 <165,801>	Total	691,492 <147,347>
(2) Secured liabilities		(2) Secured liabilities	
Short-term loans	2,187 <2,000>	Short-term loans	1,062 <1,000>
Current portion of Long-term loans	206,547 <51,137>	Current portion of Long-term loans	198,580 <43,582>
Long-term loans	477,917 <112,404>	Long-term loans	447,313 <102,460>
		Long-term loans to affiliates	23,880
Total	686,652 <165,541>	Total	670,836 <147,042>
Figures in brackets represent amounts engaged in transfer of liabilities		Figures in brackets represent amounts engaged in transfer of liabilities	
3. Guaranteed liabilities		3. Guaranteed liabilities	
Guaranteed liabilities of affiliated companies		(1) Amount of guaranteed loans of guarantee business	
	(Millions of yen)		(Millions of yen)
ACOM ESTATE CO., LTD.	1,282	Guaranteed loans	9,536
JUKI CREDIT CO., LTD.	42,862	Allowance for loss on guaranteed loans	<12>
SIAM A&C CO., LTD.	3,827	Net	9,526
1990 K PARTNERSHIP	929	(2) Amount of guaranteed liabilities of affiliated companies	
			(Millions of yen)
		ACOM ESTATE CO., LTD.	2,895
		JCK CREDIT CO., LTD.	39,713
		SIAM A&C CO., LTD.	7,821
		CHAILEASE ACOM FINANCE CO., LTD.	381
4. —		4. Convertible bonds maturing at the end of the consolidated fiscal year Convertible bonds fell due on March 31, 2002, which was a bank holiday at payment place, therefore, the actual redemption date was April 2, 2002. As a result, deposit for redemption of convertible bonds is included in current assets, and the same amount is also included as current portion of convertible bonds in current liabilities to offset the amount.	

Prior fiscal year (As of March 31, 2001)	This fiscal year (As of March 31, 2002)
5. —	5. Commitment line contracts for loans receivables Loans extended by the Company primarily take the form of revolving credit-line contracts whereby a facility indicating a maximum loanable amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility, provided that contract terms have not been violated. Outstanding unexercised portions of such facilities amounted to 526,860 million yen at the end of the accounting period. This included a total of 274,233 million yen of unexercised amounts remaining in the accounts of customers with zero outstanding balances at the end of the accounting period. A certain portion of revolving credit-line contracts lapse without ever being used. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company. Contracts contain provisions allowing the Company to reject applications for additional borrowing or reduce the facility in case of changes in the customer's credit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determine the credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets.
6. Status of bad debts included in loans receivable Losses on unsecured consumer loans to bankrupt parties are written off at the time bankrupt is declared. For this reason, loans to borrowers in bankruptcy include 2,549 million yen for debtors who have petitioned for bankruptcy as of the end of the fiscal year, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts. In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than one year in arrears. As a result of the Company's policy, loans in arrears included additional 13,850 million yen. Under the policies stipulated in Japan's tax laws, 8,520 million yen of this amount would be classified as loans overdue by three months or more, 1,704 million yen as restructured loans and 3,625 million yen as loans no longer in arrears.	6. Status of bad debts included in loans receivable Losses on unsecured consumer loans to bankrupt parties are written off at the time bankrupt is declared. For this reason, loans to borrowers in bankruptcy include 4,951 million yen for debtors who have petitioned for bankruptcy as of the end of the fiscal year, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts. In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than six months in arrears. As a result of the Company's policy, loans in arrears included additional 13,135 million yen. Under the policies stipulated in Japan's tax laws, 7,456 million yen of this amount would be classified as loans overdue by three months or more, 1,823 million yen as restructured loans and 3,854 million yen as loans no longer in arrears. Under the policies adopted in prior fiscal years (accrued interest is charged on loans less than one year in arrears), loans in arrears include additional 19,949 million yen, 14,270 million yen of this amount would be classified as loans overdue by three months ore more, 1,823 million yen as restructured loans and 3,854 million yen as loans no longer in arrears.

Prior fiscal year (As of March 31, 2001)	This fiscal year (As of March 31, 2002)

Prior fiscal year (As of March 31, 2001)

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(3,650) 3,650	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation, and others
Loans in arrears	(3,016) 16,866	Other loans stated exclusive of accrued interest, excluding loans on which interest is reduced for the rehabilitation of debtors or support to them.
Loans overdue by three months or more	(9,039) 518	Loans other than the above that are overdue by three months or more
Restructured loans	(15,265) 13,561	Loans on which favorable terms have been granted, such as the waiving of interest to facilitate recovery of the loans other than the above.
Total	(30,971) 34,596	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

7. —

8. —

This fiscal year (As of March 31, 2002)

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(7,204) 7,204	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation, and others
Loans in arrears	(7,837) 20,972	Other loans stated exclusive of accrued interest, excluding loans on which interest is reduced for the rehabilitation of debtors or support to them.
Loans overdue by three months or more	(7,954) 497	Loans other than the above that are overdue by three months or more
Restructured loans	(16,840) 15,016	Loans on which favorable terms have been granted, such as the waiving of interest to facilitate recovery of the loans other than the above.
Total	(39,836) 43,691	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

7. Marketable securities purchased under resale agreements

Amount of marketable securities purchased
(Stated as short-term loans)

59,977 million yen

Market value of marketable securities purchased at the end of the interim consolidated accounting period

60,029 million yen

8. Agreements for overdraft and commitment facilities

For efficient procurement of working capital, the Company maintains designated commitment line contracts with four financial institutions. As of the end of the current interim non-consolidated accounting period, the unexercised portion of facilities based on these contracts was as follows.

	Millions of yen
Agreed amount of agreement for commitment line	181,480
Amount of borrowing	23,880
Unused amount	157,600

There are no overdraft contracts

(6) Notes to Non-Consolidated Statements of Income

Prior fiscal year (From April 1, 2000 to March 31, 2001)		This fiscal year (From April 1, 2001 to March 31, 2002)	
1. Other principal financial income	(Millions of yen)	1. Other principal financial income	(Millions of yen)
Interest on deposits	42	Interest on deposits	13
Interest on marketable securities	3	Interest on marketable securities	8
Interest on loans	29		
2. Principal financial expenses	(Millions of yen)	2. Principal financial expenses	(Millions of yen)
Interest paid	24,029	Interest paid	21,698
Interest on corporate bonds	3,896	Interest on corporate bonds	4,962
		Bond issue expenses	491
3. Principal items of operating expenses	(Millions of yen)	3. Principal items of operating expenses	(Millions of yen)
Advertising expenses	20,216	Advertising expenses	19,304
Transfer to allowance for bad debts	51,654	Transfer to allowance for bad debts	69,984
Salaries	27,545	Provision for loss on guaranteed loans receivables	12
Retirement benefit expenses	2,099	Salaries	28,376
Transfer to allowance for directors' and corporate auditors' retirement benefits	73	Retirement benefit expenses	2,841
Welfare expenses	3,384	Transfer to allowance for directors' and corporate auditors' retirement benefits	76
Lease	16,273	Welfare expenses	3,523
Depreciation expenses	6,151	Lease	15,465
Fees	15,156	Depreciation expenses	6,166
		Fees	21,644
4. Incomes from sales of fixed assets are from the sale of equipment and furniture.		4. Incomes from sales of fixed assets	(Millions of yen)
		Land	1
		Telephone rights	0
			1
5. Breakdown of other extraordinary income	(Millions of yen)	5. —	
Dividend in liquidation of equity investment	3		
Gain on transfer of business	1		
Total	5		
6. —		6. Losses on prior-year adjustments resulted from the amortization of security deposit in the previous fiscal year.	

Prior fiscal year
(From April 1, 2000 to March 31, 2001)

7. Breakdown of loss on sales of fixed assets

(Millions of yen)

Buildings	6	< 41>
Structures	0	< 0>
Vehicles and delivery equipment	0	<—>
Equipment and fixture	0	< 0>
Lands	3,787	<3,782 >
Telephone rights	4	<—>
Total	3,854	<3,824>

Amount in brackets represent the amount sold to a consolidated subsidiary, ACOM ESTATE CO., LTD.

8. Loss on disposal of fixed assets mainly consists of transfer of operating outlets, remodeling of interior and change of singes. The breakdown thereof is set out below

(Millions of yen)

Buildings	302
Structures	128
Equipment and furniture	57
Total	488

9. Loss on disposal of fund contributions is the loss resulting from the bankruptcy of Dai-ichi Fire & Marine Insurance.

10. Breakdown of other extraordinary losses

(Millions of yen)

Valuation loss of golf club memberships	366
Provision for default of golf club memberships	338
Loss on sale of golf club memberships	138
Temporary amortization of long-term prepaid expenses	25
Total	869

11. Basis for classification of financial income and expenditure on the statements of income

(1) Financial income stated as operating income

Include all financial income excluding dividends and interest related to affiliated companies and excluding dividends and interest, etc., received on investment securities.

(2) Financial expenditure stated as operating expenses

Include all financial expenditure by the Company engaged in financial services, other than interest payable which has no relationship to operating income.

This fiscal year
(From April 1, 2001 to March 31, 2002)

7. Breakdown of loss on sales of fixed assets

(Millions of yen)

Buildings	665	<643>
Structure	4	< 4>
Equipment and fixture	6	< 6>
Lands	4,525	<4,523>
Lease	376	< 376>
Telephone rights	0	<—>
Other intangible assets	0	< 0 >
Total	5,579	<5,555>

Amount in brackets represent the amount sold to a consolidated subsidiary, ACOM ESTATE CO., LTD.

8. Loss on disposal of fixed assets mainly consists of transfer of operating outlets, remodeling of interior and change of singes. The breakdown thereof is set out below

(Millions of yen)

Buildings	337
Structures	155
Equipment and furniture	169
Total	662

9. —

10. Breakdown of other extraordinary losses

(Millions of yen)

Valuation loss of golf club memberships	88
Provision for default of golf club memberships	66
Temporary amortization of long-term prepaid expenses	35
Total	191

11. Basis for classification of financial income and expenditure on the statements of income

(1) Financial income stated as operating income

Include all financial income excluding dividends and interest related to affiliated companies and excluding dividends and interest, etc., received on investment securities.

(2) Financial expenditure stated as operating expenses

Include all financial expenditure by the Company engaged in financial services, other than interest payable which has no relationship to operating income.

(7) Notes to Lease Transactions

Prior fiscal year (From April 1, 2000 to March 31, 2001)

Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

1. Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Vehicles and delivery equipment	164	76	87
Equipment and furniture	15,766	9,537	6,229
Total	15,930	9,613	6,,317

2. Equivalent of balance of the unaccrued lease fee

(Millions of yen)

Within 1 year	3,350
More than 1 year	3,136
Total	6,487

3. Lease fee payable, equivalent of depreciation and equivalent of interest payable

(Millions of yen)

Lease fee payable	4,581
Equivalent of depreciation	4,285
Equivalent of interest payable	247

4. Method of calculation of equivalent of depreciation

Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

5. Method of calculation of equivalent of interest

Obtained by appropriating the differential between the total lease fee payable and the equivalent of acquisition cost of the leased object, for the lease period by interest method.

This fiscal year (From April 1, 2001 to March 31, 2002)

Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

1. Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Vehicles and delivery equipment:	218	117	100
Equipment and furniture	11,864	7,239	4,624
Total	12,082	7,357	4,725

2. Equivalent of balance of the unaccrued lease fee

(Millions of yen)

Within 1 year	2,436
More than 1 year	2,400
Total	4,836

3. Lease fee payable, equivalent of depreciation and equivalent of interest payable

(Millions of yen)

Lease fee payable	3,780
Equivalent of depreciation	3,547
Equivalent of interest payable	176

4. Method of calculation of equivalent of depreciation

Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

5. Method of calculation of equivalent of interest

Obtained by appropriating the differential between the total lease fee payable and the equivalent of acquisition cost of the leased object, for the lease period by interest method.

(8) Marketable Securities (Subsidiary and affiliate stock)

Prior non-consolidated fiscal year (from April 1, 2000 to March 31, 2001)
There is no subsidiary and affiliate stock for which market prices are available.

This non-consolidated fiscal year (from April 1, 2001 to March 31, 2002)
There is no subsidiary and affiliate stock for which market prices are available.

(9) Notes to the Method of Tax Effect Accounting

Prior fiscal year (As of March 31, 2001)		This fiscal year (As of March 31, 2002)	
1. The tax effects of temporary differences which give rise to a significant portion of the deferred tax assets and liabilities		1. The tax effects of temporary differences which give rise to a significant portion of the deferred tax assets and liabilities	
	(Millions of yen)		(Millions of yen)
Deferred tax assets		Deferred tax assets	
Nondeductible write-offs of bad debts	5,871	Nondeductible write-offs of bad debts	9,093
Amount exceeding the tax limit for the provision for bad debt allowance	8,298	Amount exceeding the tax limit for the provision for bad debt allowance	11,727
Amount exceeding the tax limit for the provision for accrued bonuses	800	Amount exceeding the tax limit for the provision for accrued bonuses	916
Allowance for directors' and corporate auditors' retirement benefits	332	Allowance for directors' and corporate auditors' retirement benefits	362
Unrecognized accrued interest income	1,247	Unrecognized accrued interest income	1,978
Accrued enterprise tax	3,031	Accrued enterprise tax	4,036
Nondeductible depreciation exceeding the tax limit for depreciation of small capital expenditures	177	Nondeductible depreciation exceeding the tax limit for depreciation of small capital expenditures	215
Amount exceeding the tax limit for the amortization of deferred charges	3,660	Amount exceeding the tax limit for the amortization of deferred charges	4,961
Amount exceeding the tax limit for the amortization of deferred consumption tax and other	177	Amount exceeding the tax limit for the amortization of deferred consumption tax and other	244
Nondeductible devaluation of marketable securities	91	Nondeductible devaluation of marketable securities	237
Unrecognized valuation loss on golf club memberships	149	Unrecognized valuation loss on golf club memberships	181
Surplus on reserve for employee retirement benefits	1,122	Surplus on reserve for employee retirement benefits	1,157
Others	56	Others	78
Total deferred tax assets	25,017	Total deferred tax assets	35,191
Deferred tax liabilities		Deferred tax liabilities	
Change in valuation of other marketable securities	2,210	Change in valuation of other marketable securities	779
Charge for prepaid pension expenses	1,670	Charge for prepaid pension expenses	1,473
Total deferred tax liabilities	3,880	Total deferred tax liabilities	2,253
Balance of deferred tax assets	21,137	Balance of deferred tax assets	32,938
2. Reconciliation between the statutory tax rate and the effective tax rate as a percentage of income before income taxes is as follows:		2. Reconciliation between the statutory tax rate and the effective tax rate as a percentage of income before income taxes	
Statutory tax rate	40.9%		
(adjusted)		Omitted as difference between the statutory tax rate and the effective tax rate was less than 5% of the statutory tax rate.	
Tax on retained earnings	5.0%		
Permanent nondeductible expenses, such as entertainment expenses	0.1%		
Inhabitants' per capita taxes	0.2%		
Others	1.0%		
Effective tax rate after adopting tax-effect accounting	47.2%		

7. Actual Results

(1) Operating income by segments

(Millions of yen)

Division	Segment	Prior fiscal year (From April 1, 2000 to March 31, 2001) Amount	Composition ratio	This fiscal year (From April 1, 2001 to March 31, 2002) Amount	Composition ratio	Change Amount	Percentage
Finance business	Interest on loans receivable	341,456	% 93.1	373,235	% 93.1	31,779	% 9.3
	Unsecured loans	333,349	90.9	365,091	91.1	31,741	9.5
	Consumers	332,936	90.8	364,814	91.0	31,877	9.6
	Commercials	413	0.1	277	0.1	(135)	(32.9)
	Secured loans	8,106	2.2	8,143	2.0	37	0.5
	Income on Installments	16,611	4.5	19,971	5.0	3,360	20.2
	Credit card	2,323	0.6	3,692	0.9	1,369	58.9
	Installment sales finance	14,287	3.9	16,278	4.1	1,991	13.9
	Income from guarantee business	—	—	114	0.0	114	—
Other business	Rental income	1,591	0.5	—	—	(1,591)	—
	Audio-visual software	1,591	0.5	—	—	(1,591)	—
	Sales	103	0.0	—	—	(103)	—
Others Segment	Other financial income	74	0.0	23	0.0	(51)	(69.1)
	Other operating income	6,875	1.9	7,474	1.9	598	8.7
	Collection of bad debts previously written-off	6,508	1.8	6,938	1.7	430	6.6
	Others	367	0.1	536	0.2	168	45.8
Total		366,712	100.0	400,818	100.0	34,105	9.3

Note: 1. Sales amount of "ACOM MasterCard" is included in the "credit card."
2. "Sales" in the "Other business" division comprise merchandise sold at rental outlets.

(2) Other statistics

(a) Receivables outstanding at year-end

(Millions of yen)

Item	Prior fiscal year (As of March 31, 2001)	This fiscal year (As of March 31, 2002)	Amount of change	Percentage
Loans receivable outstanding	1,496,237	1,616,837	120,600	% 8.1
Unsecured loans	1,428,196	1,548,894	120,698	8.5
Consumers	1,426,696	1,547,850	121,154	8.5
Commercials	1,499	1,043	(456)	(30.4)
Secured loans	68,041	67,942	(98)	(0.1)
Installment receivable outstanding	19,330	31,478	12,148	62.8
Credit Card	19,157	31,388	12,230	63.8
Other	172	90	(82)	(47.7)
Installment sales finance business	150,581	161,247	10,666	7.1

(b) Number of customer accounts

(Millions of yen)

Item \ Term	Prior fiscal year (As of March 31, 2001)	This fiscal year (As of March 31, 2002)	Amount of change	Percentage
Number of loan customer accounts	2,893,789	3,035,706	141,917	4.9
Unsecured loans	2,880,304	3,021,780	141,476	4.9
Consumers	2,879,293	3,020,908	141,615	4.9
Commercials	1,011	872	(139)	(13.7)
Secured loans	13,485	13,926	441	3.3
Number of installment accounts	778,352	1,011,592	233,240	30.0
Credit card	752,509	1,004,118	251,609	33.4
Other	25,843	7,474	(18,369)	(71.1)
Installment sales finance business	446,217	486,532	40,315	9.0

Note: 1. Loan business: The number of loan accounts includes non-interest-bearing balance accounts
2. Installment business:
(1) Credit card: Cardholder of ACOM MasterCard
(2) Others: Usable member of a system for settling Internet shopping transactions
3. Installment sales finance business: Number of contracts with receivables outstanding

(c) Number of outlets, MUJINKUN, and CD/ATM

Item \ Term	Prior fiscal year (As of March 31, 2001)	This fiscal year (As of March 31, 2002)	Amount of change	Percentage
Number of outlets	1,750	1,769	19	1.1
Loan business outlets	1,741	1,761	20	1.1
Staffed	521	521	—	—
Unstaffed	1,220	1,240	20	1.6
Installment sales finance business	8	8	—	—
Other business	1	0	(1)	—
Number of MUJINKUN outlets (machines)	1,733 <1,735>	1,749 <1,751>	16	0.9
Number of CD/ATM	30,819	49,777	18,958	61.5
Proprietary	2,053	2,068	15	0.7
Open 365 days / year	2,046	2,059	13	0.6
Open 24 hours / day	1,755	1,773	18	1.0
Tie-up	28,766	47,709	18,943	65.9
Others	7,611	7,611	—	—

(d) Others

Item \ Term	Prior fiscal year (As of March 31, 2001)	This fiscal year (As of March 31, 2002)	Amount of change	Percentage
Number of employees	4,321	4,366	45	1.0
Bad debt write-off	44,392	54,251	9,858	22.2
Allowance for bad debts	61,900	77,700	15,800	25.5

8. Change in Officers

(1) Change in representative directors

No change.

(2) Changes in other officers

(A) Newly appointed directors (as of June 27, 2002)

Director Syozo Tanaka (currently Head of Osaka Regional Division and Western-Japan Regional Division)

Director Kiyoshi Tachiki (currently General Manager of Market Planning Department)

Director Satoru Tomimatsu (currently General Manager of Public Relations Department)

<Referential Materials>

Trend in actual results of per share data

(From the Fiscal Year ended in March 1998 to The Fiscal Year ended in March 2002)

(Yen)

The Fiscal Year ended in / Items	98/3	99/3	00/3	01/3	02/3
Net income per share	300.29	385.32	504.93	550.75	647.31
Dividends per share	40.00	45.00	55.00	65.00	80.00
Interim	17.50	20.00	25.00	(30.00)	(40.00)
Year-end	22.50	25.00	30.00	(35.00)	(40.00)
Shareholders' equity per share	1,999.12	2,341.59	2,916.96	3,492.24	3,969.80

Note: 1. Net income per share has been calculated based on the average number of outstanding shares for each fiscal year, and shareholders' equity per share has been calculated based on the number of outstanding shares at every fiscal-year-end. In order to calculate the average number of outstanding shares for each fiscal year, stock split effectuated during the relevant fiscal year shall be deemed to be effectuated at the beginning thereof. As for any fraction less than one share, five tenths or more of a share has been rounded upward to the nearest one share, and less than five tenths has been disregarded.

2. From fiscal year ended March 31, 2002, average number of treasury stock during the fiscal year are subtracted from the calculation for the net income per share and shareholders' equity per share. Both amounts are results of rounding.

Exhibit 3

DATA BOOK

For The Fiscal Year Ended March,2002

ACOM CO.,LTD.

April 2002
Code No. 8572

< Contents >

Pages

Notes to DATA BOOK ———— 1

Trend in Actual Results and Estimates (Consolidated)

- Consolidated Subsidiaries and Equity-Method Affiliates ———— 2
- Consolidated Income and Expenses ———— 3
- Consolidated Operating Income ———— 3
- Receivables Outstanding by Segment ———— 4
- Number of Customer Accounts by Segment ———— 4

Trend in Actual Results and Estimates (Non-Consolidated)

- Income and Expenses ———— 5
- Operating Income ———— 6
- Operating Expenses ———— 7
- Receivables Outstanding ———— 8
- Number of Customer Accounts ———— 8
- Number of New Loan Customers ———— 9
- Number of Business Outlets ———— 9
- MUJINKUN ———— 9
- Cash Dispensers and ATMs ———— 9
- Employees ———— 9
- Loan Interest Rate ———— 10
- Unsecured Loans Receivable Outstanding by Interest Rate ———— 10
- Unsecured Loans Receivable Outstanding by Classified Receivable Outstanding ———— 10
- Bad Debt Write-offs ———— 11
- Allowance for Bad Debts ———— 11
- Bad Debts ———— 12
- Loan in Arrears for Less Than 3 Months (excluding balance held by headquarters' collection department) ———— 12
- Funds Procurement ———— 13
- Credit Card Business [ACOM MasterCard] ———— 14
- Installment Sales Finance Business ———— 14
- Guarantee Business ———— 14
- Financial Ratios ———— 15
- Per Share Data(Adjusted) ———— 16
- Shares Outstanding and Stock Split ———— 16

Notes to DATA BOOK

Notes:1. Forward Looking Statements

The figures contained in this DATA BOOK with respect to ACOM's plans and strategies and other statements that are not historical facts are forward-looking statements about the future performance of ACOM which are based on management's assumptions and belief in light of the information currently available to it and involve risks and uncertainties and actual results may differ from those in the forward-looking statements as a results of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates paid on the ACOM's debt and legal limits on interest rates charged by ACOM.

:2. All amounts less than one million have been truncated. Percentage figures have been as a result of rounding.

:3. The average balance of unsecured loans for consumers per account in the amount of five hundred yen or more have been rounded upward to the nearest one thousand yen, and that the amounts of adjusted per share data have been as a result of rounding.

:4. The total amounts shown in the tables may do not necessarily aggregate up with the sums of the individual amounts.

:5. Estimated growth ratio from year to year have been calculated based on the amount in yen.

:6. Certain amounts in the previous fiscal years have been reclassified to conform with the fiscal year ended March 31,1999.

:7 . The term "non-interest-bearing balance" refers to fractional balances that arise when loan balances paid back by ATM remittance and other means are less than 1,000 yen. From October 2000, non-interest bearing balance and number of account are included in the receivables outstanding and number of customer accounts.

:8 . From the interim accounting period ended September 30, 2001, figures for financial expenses include bond issue expenses.

:9 . "(E)" indicates estimates.

:10 . "yoy p.p." indicates year on year percentage point.

1. Consolidated Subsidiaries and Equity-Method Affiliates

Name of company	Equity owned by ACOM	Summary of business
<Domestic> Consolidated subsidiaries: 10 Equity-method affiliates: 2		
JCK CREDIT CO., LTD.	100%	Installment sales finance and unsecured loan business
IR Loan Servicing, Inc.	60%	Servicing
[Equity-Method Affiliate] ASCOT CO., LTD.	38.25%	Fiduciary business to open up, on the internet, new customers with respect to consumer loans and credit card
[Equity-Method Affiliate] Tokyo-Mitsubishi Cash One Ltd.	35%	Unsecured loan business
ACOM RENTAL CO., LTD.	100%	Comprehensive rental
JLA INCORPORATED	100%	Advertising agency, interior design and construction of service outlets.
ACOM RESEARCH INSTITUTE, INC.	100%	Surveys and research on trend in household expenditures
AJAST Ltd.	25% (75%)	Insurance agency.
ACOM ESTATE CO., LTD.	100%	Management of real estates in Japan
ABS CO., LTD.	0% (100%)	Maintenance of buildings and other properties.
A B PARTNER CO., LTD.	100%	Clerical work and temporary personal services.
AVRS CO., LTD.	100%	–
<Overseas> Consolidated Subsidiaries: 6 Equity-Method Affiliate: 1		
SIAM A&C CO., LTD.	49%	Hire purchase and unsecured loan business in Thailand.
[Equity-Method Affiliate] CHAILEASE ACOM FINANCE CO., LTD.	40%	Hire purchase business in Taiwan.
ACOM CAPITAL CO., LTD.	100%	Financial services for ACOM (Special Purpose Company).
ACOM PACIFIC, INC.	100%	Lease of health resorts in Guam (U.S.A.)
ACOM (U.S.A.) INC.	100%	–
ACOM INTERNATIONAL, INC.	100%	–
1990 K PARTNERSHIP	0% (100%)	–

Notes: 1. Figures in parentheses are indirect ownership by ACOM CO., LTD.
2. SIAM A&C CO., LTD. started unsecured loan business in July 2001.
3. Tokyo-Mitsubishi Cash One Ltd. started operation in March 4, 2002.
4. JUKI CREDIT CO., LTD. changed its company name to JCK CREDIT CO., LTD. on September 1, 2001.
5. E*NetCard CO., LTD. changed its company name to ASCOT CO., LTD. on August 1, 2001.
6. 1990 K PARTNERSHIP was dissolved on December 31, 2001 as a result of selling commercial building.
7. AVRS CO., LTD., ACOM (U.S.A.) INC., and ACOM INTERNATIONAL, INC. suspended their operation.

2. Consolidated Income and Expenses

(Millions of yen)

	2001/3				2002/3					2003/3 (E)				
		yoy %	ACOM	Consolidated /Unconsolidated ratio		yoy	yoy %	ACOM	Consolidated /Unconsolidated ratio		yoy	yoy %	ACOM	Consolidated /Unconsolidated ratio
Operating Income	375,674	9.3	366,712	1.024	414,918	39,243	10.4	400,818	1.035	443,200	28,281	6.8	424,000	1.045
Operating Profit	160,310	10.2	158,507	1.011	171,248	10,938	6.8	168,961	1.014	179,200	7,951	4.6	174,600	1.026
Non-operating Income	1,746	28.8	1,670	-	2,027	280	16.1	2,126	-	1,000	-1,027	-50.7	2,050	-
Non-operating Expenses	1,245	-60.3	1,115	-	1,440	194	15.6	407	-	3,500	2,059	143.0	50	-
Income Before Extraordinary Items	160,811	11.9	159,062	1.011	171,836	11,024	6.9	170,680	1.007	176,700	4,863	2.8	176,600	1.001
Income Before Income Taxes	154,847	9.6	152,915	-	166,880	12,032	7.8	163,767	-	171,600	4,719	2.8	171,400	-
Net Income	81,369	9.4	80,757	1.008	95,637	14,267	17.5	94,777	1.009	97,300	1,662	1.7	98,800	0.985

3. Consolidated Operating Income

(Millions of yen)

	1998/3		1999/3		2000/3		2001/3		2002/3		2003/3 (E)	
		yoy %		yoy %		yoy %		yoy %		yoy %		yoy %
Operating Income	-	-	-	-	343,644	-	375,674	9.3	414,918	10.4	443,200	6.8
Financial Business	-	-	-	-	335,515	-	368,113	9.7	408,431	11.0	435,200	6.6
Loan Business	-	-	-	-	323,306	-	348,295	7.7	380,553	9.3	400,400	5.2
Credit Card Business	-	-	-	-	464	-	2,353	407.3	3,771	60.2	5,800	53.8
Installment Sales Finance Business	-	-	-	-	11,745	-	17,446	48.5	23,595	35.2	26,000	10.2
Guarantee Business	-	-	-	-	-	-	-	-	319	-	2,200	587.9
Loan Servicing Business	-	-	-	-	-	-	-	-	191	-	800	318.5
Others	-	-	-	-	-	-	17	-	0	-100.0	0	-100.0
Other Business	-	-	-	-	8,127	-	7,561	-7.0	6,487	-14.2	8,000	23.3
Rental Business	-	-	-	-	6,719	-	5,569	-17.1	3,853	-30.8	4,000	3.8
Others	-	-	-	-	1,407	-	1,991	41.5	2,634	32.3	4,000	51.9

3-2. Consolidated Operating Income

[Composition Ratio by Segment]

(%)

	1998/3	1999/3	2000/3	2001/3	2002/3	2003/3 (E)
Operating Income	-	-	100.0	100.0	100.0	100.0
Loan Business	-	-	94.1	92.7	91.7	90.3
Credit Card Business	-	-	0.1	0.6	0.9	1.3
Installment Sales Finance Business	-	-	3.4	4.7	5.7	5.9
Guarantee Business	-	-	-	-	0.1	0.5
Loan Servicing Business	-	-	-	-	0.0	0.2
Rental Business	-	-	2.0	1.5	0.9	0.9
Others	-	-	0.4	0.5	0.7	0.9

4. Receivables Outstanding by Segment

	1998/3	yoy %	1999/3	yoy %	2000/3	yoy %	2001/3	yoy %	2002/3	yoy %	2003/3 (E)	yoy %
Receivables Outstanding (Millions of yen)	-	-	-	-	1,478,703	-	1,720,616	16.4	**1,888,413**	**9.8**	**2,048,000**	**8.5**
Loans Business	-	-	-	-	1,347,757	-	1,497,045	11.1	**1,618,660**	**8.1**	**1,727,500**	**6.7**
ACOM CO., LTD.	-	-	-	-	1,347,757	-	1,496,237	11.0	**1,616,837**	**8.1**	**1,715,100**	**6.1**
JCK CREDIT CO., LTD.	-	-	-	-	-	-	808	-	**327**	**-59.5**	**100**	**-69.5**
SIAM A&C CO., LTD.	-	-	-	-	-	-	-	-	**1,495**	**-**	**12,300**	**722.5**
Credit Card Business	-	-	-	-	6,359	-	19,735	210.3	**32,102**	**62.7**	**52,500**	**63.5**
ACOM MasterCard	-	-	-	-	6,167	-	19,157	210.6	**31,388**	**63.8**	**51,050**	**62.5**
JCK CREDIT CO., LTD.	-	-	-	-	-	-	405	-	**624**	**54.1**	**800**	**28.1**
SIAM A&C CO., LTD.	-	-	-	-	-	-	-	-	**-**	**-**	**600**	**-**
Installment Sales Finance Business	-	-	-	-	124,586	-	203,834	63.6	**237,502**	**16.5**	**267,100**	**12.5**
ACOM CO., LTD.	-	-	-	-	121,933	-	150,581	23.5	**161,247**	**7.1**	**171,800**	**6.5**
JCK CREDIT CO., LTD.	-	-	-	-	-	-	49,112	-	**69,996**	**42.5**	**87,200**	**24.6**
SIAM A&C CO., LTD.	-	-	-	-	2,652	-	4,140	56.1	**6,258**	**51.1**	**8,100**	**29.4**
Loan Servicing Business	-	-	-	-	-	-	-	-	**147**	**-**	**900**	**510.0**

Note: Figures for SIAM A&C CO., LTD. are results as of December 31 settlement date.

5. Number of Customer Accounts by Segment

	1998/3	yoy %	1999/3	yoy %	2000/3	yoy %	2001/3	yoy %	2002/3	yoy %	2003/3 (E)	yoy %
Loan Business	-	-	-	-	2,669,016	-	2,898,760	8.6	**3,058,274**	**5.5**	**3,270,400**	**6.9**
ACOM CO., LTD.	-	-	-	-	2,669,016	-	2,893,789	8.4	**3,035,706**	**4.9**	**3,107,100**	**2.4**
JCK CREDIT CO., LTD.	-	-	-	-	-	-	4,971	-	**2,719**	**-45.3**	**1,300**	**-52.2**
SIAM A&C CO., LTD.	-	-	-	-	-	-	-	-	**19,849**	**-**	**162,000**	**716.2**
Credit Card Business	-	-	-	-	404,941	-	781,590	93.0	**1,016,544**	**30.1**	**1,198,300**	**17.9**
ACOM MasterCard	-	-	-	-	380,396	-	752,509	97.8	**1,004,118**	**33.4**	**1,185,700**	**18.1**
JCK CREDIT CO., LTD.	-	-	-	-	-	-	3,238	-	**4,952**	**52.9**	**5,800**	**17.1**
SIAM A&C CO., LTD.	-	-	-	-	-	-	-	-	**-**	**-**	**6,500**	**-**
Installment Sales Finance	-	-	-	-	415,065	-	768,882	85.2	**905,725**	**17.8**	**1,057,300**	**16.7**
ACOM CO., LTD.	-	-	-	-	358,400	-	446,217	24.5	**486,532**	**9.0**	**510,900**	**5.0**
JCK CREDIT CO., LTD.	-	-	-	-	-	-	212,068	-	**246,786**	**16.4**	**292,700**	**18.6**
SIAM A&C CO., LTD.	-	-	-	-	56,665	-	110,597	95.2	**172,407**	**55.9**	**253,700**	**47.2**
Loan Servicing Business	-	-	-	-	-	-	-	-	**1,468**	**-**	**-**	**-**
Rental Business	-	-	-	-	604,558	-	347,918	-42.5	**15,978**	**-95.4**	**-**	**-**

Notes :1.Loan Business: Number of customer accounts with outstanding that includes non-interest bearing balance.
:2.ACOM MasterCard: Cardholders.
:3.Installment Sales Finance Business: Number of contracts with receivable outstanding.
:4.Loan Servicing Business: Number of accounts for purchased loans.
:5.Rental Business: Number of users during the fiscal year .

6. Income and Expenses

(Millions of yen)

	1998 /3		1999 /3		2000 /3		2001 /3		2002 /3		2003 /3 (E)	
		yoy %		yoy %		yoy %		yoy %		yoy %		yoy %
Operating Income	284,632	10.1	310,521	9.1	341,767	10.1	366,712	7.3	**400,818**	**9.3**	**424,000**	**5.8**
Loan Business	263,697	10.9	286,359	8.6	316,490	10.5	341,456	7.9	**373,235**	**9.3**	**390,700**	**4.7**
Operating Expenses	170,029	5.9	183,412	7.9	197,392	7.6	208,205	5.5	**231,857**	**11.4**	**249,400**	**7.6**
Financial Expenses	29,844	-11.0	28,777	-3.6	29,250	1.6	28,933	-1.1	**28,622**	**-1.1**	**33,400**	**16.7**
Other Operating Expenses	139,611	10.7	153,105	9.7	167,894	9.7	179,190	6.7	**203,235**	**13.4**	**216,000**	**6.3**
Operating Profit	114,603	17.2	127,109	10.9	144,374	13.6	158,507	9.8	**168,961**	**6.6**	**174,600**	**3.3**
Non-operating Income	1,517	-19.7	1,324	-12.7	1,319	-0.4	1,670	26.6	**2,126**	**27.3**	**2,050**	**-3.3**
Non-operating Expenses	1,256	47.3	993	-21.0	2,958	197.9	1,115	-62.3	**407**	**-63.5**	**50**	**-88.2**
Loss on Revaluation of Marketable Securities	847	11.2	330	-60.9	622	88.1	-	-	-	-	-	-
Income Before Extraordinary Items	114,863	16.2	127,440	10.9	142,735	12.0	159,062	11.4	**170,680**	**7.3**	**176,600**	**3.5**
Extraordinary Income	11	-49.8	28	153.8	656	-	1,561	137.8	**1**	**-99.9**	-	-
Extraordinary Losses	9,906	-14.3	4,418	-55.4	3,178	-28.1	7,708	142.6	**6,914**	**-10.3**	**5,200**	**-25.4**
Loss on Sales of Fixed Assets	7,607	-14.5	2,027	-73.4	2,085	2.9	3,854	84.8	**5,579**	**44.8**	**4,300**	**-22.0**
Loss on Revaluation of Investments in Securities	992	22.2	549	-44.6	106	-80.7	1,340	-	**411**	**-69.3**	-	-
Income Before Income Taxes	104,968	20.2	123,049	17.2	140,213	13.9	152,915	9.1	**163,767**	**7.1**	**171,400**	**4.7**
Income Taxes, current	60,936	20.8	66,550	9.2	69,030	3.7	74,950	8.6	**79,360**	**5.9**	**75,000**	**-5.4**
Enterprise Taxes	12,336	20.5	13,150	6.6	13,220	0.5	14,350	8.5	**16,960**	**18.2**	**16,200**	**-4.6**
Income Taxes, deferred	-	-	-	-	-2,854	-	-2,791	-2.2	**-10,370**	**271.4**	**-2,400**	**-75.9**
Net Income	44,032	19.4	56,499	28.3	74,038	31.0	80,757	9.1	**94,777**	**17.4**	**98,800**	**4.2**

7. Operating Income

(Millions of yen)

	1998/3		1999/3		2000/3		2001/3		2002/3		2003/3 (E)	
		yoy %		yoy %		yoy %		yoy %		yoy %		yoy %
Operating Income	284,632	10.1	310,521	9.1	341,767	10.1	366,712	7.3	**400,818**	**9.3**	**424,000**	**5.8**
Loan Business	263,697	10.9	286,359	8.6	316,490	10.5	341,456	7.9	**373,235**	**9.3**	**390,700**	**4.7**
Unsecured Loans	256,662	11.2	278,684	8.6	308,205	10.6	333,349	8.2	**365,091**	**9.5**	**382,100**	**4.7**
Consumers	256,660	11.2	278,452	8.5	307,697	10.5	332,936	8.2	**364,814**	**9.6**	**381,900**	**4.7**
Commercials	1	-	232	-	508	118.8	413	-18.7	**277**	**-32.9**	**200**	**-35.4**
Secured Loans	7,035	1.2	7,675	9.1	8,284	7.9	8,106	-2.2	**8,143**	**0.5**	**8,600**	**5.8**
Credit Card Business	7	14.9	15	99.8	451	-	2,323	414.8	**3,692**	**58.9**	**5,700**	**54.7**
ACOM MasterCard	-	-	-	-	428	-	2,298	436.1	**3,676**	**59.9**	**5,700**	**55.2**
Installment Sales Finance Business	5,929	21.0	8,364	41.1	11,136	33.1	14,287	28.3	**16,278**	**13.9**	**16,800**	**2.9**
Guarantee Business	-	-	-	-	-	-	-	-	**319**	**-**	**2,200**	**588.0**
Rental Business	8,538	-7.1	7,507	-12.1	6,395	-14.8	1,591	-75.1	**-**	**-**	**-**	**-**
Audio-Visual Software	5,198	-10.3	4,247	-18.3	3,007	-29.2	1,591	-47.1	**-**	**-**	**-**	**-**
Hardware	3,174	11.1	3,149	-0.8	3,388	7.6	-	-	**-**	**-**	**-**	**-**
Other	166	-69.5	110	-33.6	-	-	-	-	**-**	**-**	**-**	**-**
Sales	723	-36.3	1,755	142.7	320	-81.7	103	-67.7	**-**	**-**	**-**	**-**
Others	5,735	6.0	6,519	13.7	6,972	7.0	6,950	-0.3	**7,292**	**4.9**	**8,600**	**17.9**
Other Financial Income	647	13.3	815	26.0	367	-54.9	74	-79.7	**23**	**-69.1**	**0**	**-60.7**
Other Operating Income	5,088	5.2	5,704	12.1	6,605	15.8	6,875	4.1	**7,268**	**5.7**	**8,600**	**18.7**
Collection of Bad Debts Deducted	4,720	6.0	5,265	11.6	6,134	16.5	6,508	6.1	**6,938**	**6.6**	**7,450**	**7.5**

7-2. Operating Income

[Composition Ratio by Segment]

(%)

	1998/3	1999/3	2000/3	2001/3	2002/3	2003/3 (E)
Operating Income	100.0	100.0	100.0	100.0	**100.0**	**100.0**
Loan Business	92.6	92.2	92.6	93.1	**93.1**	**92.1**
Credit Card Business	0.0	0.0	0.1	0.6	**0.9**	**1.4**
Installment Sales Finance Business	2.1	2.7	3.3	3.9	**4.1**	**4.0**
Guarantee Business	-	-	-	-	**0.1**	**0.5**
Rental Business	3.0	2.4	1.9	0.5	**-**	**-**
Sales	0.3	0.6	0.1	0.0	**-**	**-**
Others	2.0	2.1	2.0	1.9	**1.8**	**2.0**

8. Operating Expenses

(Millions of yen)

	1998/3	yoy %	1999/3	yoy %	2000/3	yoy %	2001/3	yoy %	2002/3	yoy %	2003/3 (E)	yoy %
Operating Expenses	170,029	5.9	183,412	7.9	197,392	7.6	208,205	5.5	231,857	11.4	249,400	7.6
Financial Expenses	29,844	-11.0	28,777	-3.6	29,250	1.6	28,933	-1.1	28,622	-1.1	33,400	16.7
Cost of Sales	572	-41.4	1,529	167.1	247	-83.8	81	-67.1	-	-	-	-
Other Operating Expenses	139,611	10.7	153,105	9.7	167,894	9.7	179,190	6.7	203,235	13.4	216,000	6.3
Personnel Costs	35,058	1.7	33,179	-5.4	35,200	6.1	34,125	-3.1	35,782	4.9	38,000	6.2
Provision for Bad Debts	30,033	30.7	39,755	32.4	47,461	19.4	51,654	8.8	69,984	35.5	73,400	4.9
Bad Debt Write-offs	27,433	29.5	32,355	17.9	37,461	15.8	44,392	18.5	54,251	22.2	65,900	21.5
Additional Allowance for Bad Debts	2,600	44.4	7,400	184.6	10,000	35.1	7,261	-27.4	15,733	116.7	7,500	-52.3
Advertising and Promotional Expenses	14,419	-2.4	13,513	-6.3	15,693	16.1	20,216	28.8	19,304	-4.5	18,200	-5.7
Administrative Expenses	13,991	2.4	14,857	6.2	15,770	6.1	15,242	-3.3	15,487	1.6	16,400	5.9
Expenses for Computer Operation and Development	15,120	30.6	19,189	26.9	18,617	-3.0	20,070	7.8	23,336	16.3	25,400	8.8
Fees	6,411	9.1	8,782	37.0	9,515	8.3	9,761	2.6	11,241	15.2	12,400	10.3
Insurance Expenses	2,676	12.1	3,272	22.3	5,776	76.5	6,578	13.9	6,247	-5.0	9,000	44.0
Depreciation Expenses	4,865	1.7	5,112	5.1	4,741	-7.2	4,211	-11.2	3,829	-9.1	3,500	-8.6
Taxes and Other Public Charges	5,254	34.9	5,633	7.2	5,737	1.8	6,568	14.5	6,851	4.3	7,200	5.1
Others	11,781	0.6	9,807	-16.8	9,380	-4.4	10,759	14.7	11,169	3.8	12,500	11.9

8-2. Operating Expenses

[Ratio of Operating Expenses to Operating Income]

(%)

	1998/3	yoy p.p.	1999/3	yoy p.p.	2000/3	yoy p.p.	2001/3	yoy p.p.	2002/3	yoy p.p.	2003/3 (E)	yoy p.p.
Operating Expenses	59.7	-2.4	59.1	-0.6	57.8	-1.3	56.8	-1.0	57.8	1.0	58.8	1.0
Financial Expenses	10.5	-2.4	9.3	-1.2	8.6	-0.7	7.9	-0.7	7.1	-0.8	7.9	0.8
Cost of Sales	0.2	-0.2	0.5	0.3	0.1	-0.4	0.0	-0.1	-	-	-	-
Other Operating Expenses	49.0	0.2	49.3	0.3	49.1	-0.2	48.9	-0.2	50.7	1.8	50.9	0.2
Personnel Costs	12.3	-1.0	10.7	-1.6	10.3	-0.4	9.3	-1.0	8.9	-0.4	8.9	0.0
Provision for Bad Debts	10.6	1.7	12.8	2.2	13.9	1.1	14.1	0.2	17.5	3.4	17.3	-0.2
Bad Debt Write-offs	9.7	1.5	10.4	0.7	11.0	0.6	12.1	1.1	13.6	1.5	15.5	1.9
Additional Allowance for Bad Debts	0.9	0.2	2.4	1.5	2.9	0.5	2.0	-0.9	3.9	1.9	1.8	-2.1
Advertising and Promotional Expenses	5.1	-0.6	4.3	-0.8	4.6	0.3	5.5	0.9	4.8	-0.7	4.3	-0.5
Administrative Expenses	4.9	-0.4	4.8	-0.1	4.6	-0.2	4.2	-0.4	3.9	-0.3	3.9	0.0
Expenses for Computer Operation and Development	5.3	0.8	6.2	0.9	5.4	-0.8	5.5	0.1	5.8	0.3	6.0	0.2
Fees	2.3	0.0	2.8	0.5	2.8	0.0	2.7	-0.1	2.8	0.1	2.9	0.1
Insurance Expenses	0.9	0.0	1.1	0.2	1.7	0.6	1.8	0.1	1.6	-0.2	2.1	0.5
Depreciation Expenses	1.7	-0.2	1.6	-0.1	1.4	-0.2	1.1	-0.3	0.9	-0.2	0.8	-0.1
Taxes and Other Public Charges	1.8	0.3	1.8	0.0	1.7	-0.1	1.8	0.1	1.7	-0.1	1.7	0.0
Others	4.1	-0.4	3.2	-0.9	2.7	-0.5	2.9	0.2	2.8	-0.1	3.0	0.2

Note: Ratio of operating expenses to operating income = Operating expenses／Operating income

9. Receivables Outstanding

	1998/3	yoy %	1999/3	yoy %	2000/3	yoy %	2001/3	yoy %	2002/3	yoy %	2003/3 (E)	yoy %
Receivables Outstanding (Millions of yen)	1,147,108	12.4	1,297,689	13.1	1,476,050	13.7	1,666,149	12.9	**1,809,564**	**8.6**	**1,938,000**	**7.1**
Loans Business	1,083,214	11.3	1,206,401	11.4	1,347,757	11.7	1,496,237	11.0	**1,616,837**	**8.1**	**1,715,100**	**6.1**
Unsecured Loans	1,015,368	11.7	1,133,197	11.6	1,273,899	12.4	1,428,196	12.1	**1,548,894**	**8.5**	**1,639,500**	**5.8**
Consumers	1,015,306	11.7	1,131,255	11.4	1,271,865	12.4	1,426,696	12.2	**1,547,850**	**8.5**	**1,638,800**	**5.9**
Commercials	62	-	1,941	-	2,034	4.8	1,499	-26.3	**1,043**	**-30.4**	**700**	**-32.9**
Secured Loans	67,845	5.1	73,204	7.9	73,857	0.9	68,041	-7.9	**67,942**	**-0.1**	**75,600**	**11.3**
Real Estate Card Loan	37,123	8.3	42,744	15.1	45,454	6.3	49,663	9.3	**53,509**	**7.7**	**61,300**	**14.5**
Credit Card Business	94	43.4	135	42.5	6,359	-	19,330	204.0	**31,478**	**62.8**	**51,100**	**62.2**
ACOM MasterCard	-	-	-	-	6,167	-	19,157	210.6	**31,388**	**63.8**	**51,050**	**62.5**
Others	94	43.4	135	42.5	192	41.9	172	-10.1	**90**	**-47.7**	**50**	**-45.1**
Installment Sales Finance Business	63,799	36.8	91,152	42.9	121,933	33.8	150,581	23.5	**161,247**	**7.1**	**171,800**	**6.6**
Average Balance of Unsecured Loans for Consumers per Account (Thousands of yen)	415	4.3	442	6.5	479	8.4	496 (513)	3.5 (7.1)	**512** **(541)**	**3.2** **(5.5)**	**530**	**3.5**

Guaranteed loans receivable	-	-	-	-	-	-	-	-	**9,539**	**-**	**74,800**	**684.3**

Note: The figure in bracket represents the amounts of loans exclusive of non-interest-bearing balance.

10. Number of Customer Accounts

	1998/3	yoy %	1999/3	yoy %	2000/3	yoy %	2001/3	yoy %	2002/3	yoy %	2003/3 (E)	yoy %
Loan Business	2,458,691	7.0	2,572,127	4.6	2,669,016	3.8	2,893,789 (2,796,743)	8.4 (4.8)	**3,035,706** **(2,873,888)**	**4.9** **(2.8)**	**3,107,100**	**2.4**
Unsecured Loans	2,446,935	7.1	2,559,255	4.6	2,655,803	3.8	2,880,304 (2,783,290)	8.5 (4.8)	**3,021,780** **(2,860,021)**	**4.9** **(2.8)**	**3,092,300**	**2.3**
Consumers	2,446,922	7.1	2,558,273	4.6	2,654,651	3.8	2,879,293 (2,782,279)	8.5 (4.8)	**3,020,908** **(2,859,149)**	**4.9** **(2.8)**	**3,091,600**	**2.3**
Commercials	13	-	982	-	1,152	17.3	1,011	-12.2	**872**	**-13.7**	**700**	**-19.7**
Secured Loans	11,756	4.1	12,872	9.5	13,213	2.6	13,485	2.1	**13,926**	**3.3**	**14,800**	**6.3**
Credit Card Business	5,492	834.0	22,132	303.0	404,941	-	778,352	92.2	**1,011,592**	**30.0**	**1,185,800**	**17.2**
ACOM MasterCard	-	-	-	-	380,396	-	752,509	97.8	**1,004,118**	**33.4**	**1,185,700**	**18.1**
Others	5,492	834.0	22,132	303.0	24,545	10.9	25,843	5.3	**7,474**	**-71.1**	**100**	**-98.8**
Installment Sales Finance	217,420	30.8	286,327	31.7	358,400	25.2	446,217	24.5	**486,532**	**9.0**	**510,900**	**5.0**

Notes :1.Loan Business: Number of customer accounts with outstanding.
:2.ACOM MasterCard: Cardholders.
:3.Others: "ACOSIS" A system for settling Internet shopping transaction and other.
:4.Installment Sales Finance Business: Number of contracts with receivables outstanding.
:5.The figures in bracket represent the number of loan customer accounts exclusive of non-interest-bearing balance.

11. Number of New Loan Customers

	1998/3	yoy %	1999/3	yoy %	2000/3	yoy %	2001/3	yoy %	**2002/3**	**yoy %**	**2003/3 (E)**	**yoy %**
Number of New Loan Customers	476,775	-16.0	453,123	-5.0	427,886	-5.6	443,100	3.6	**443,538**	**0.1**	**451,210**	**1.7**
Unsecured Loans	476,502	-16.0	452,770	-5.0	427,367	-5.6	442,110	3.4	**442,184**	**0.0**	**450,010**	**1.8**
Consumers	476,493	-16.0	452,747	-5.0	427,345	-5.6	442,092	3.5	**442,165**	**0.0**	**450,000**	**1.8**
Commercials	9	-	23	155.6	22	-4.3	18	-18.2	**19**	**5.6**	**10**	**-36.8**
Secured Loans	273	-29.1	353	29.3	519	47.0	990	90.8	**1,354**	**36.8**	**1,200**	**-11.4**

12. Number of Loan Business Outlets

	1998/3	yoy	1999/3	yoy	2000/3	yoy	2001/3	yoy	**2002/3**	**yoy**	**2003/3 (E)**	**yoy**
Number of Loan Business Outlets	1,126	303	1,521	395	1,635	114	1,741	106	**1,761**	**20**	**1,765**	**4**
Staffed	516	-16	509	-7	512	3	521	9	**521**	**0**	**511**	**-10**
Unstaffed	610	319	1,012	402	1,123	111	1,220	97	**1,240**	**20**	**1,254**	**14**

13. MUJINKUN

	1998/3	yoy	1999/3	yoy	2000/3	yoy	2001/3	yoy	**2002/3**	**yoy**	**2003/3 (E)**	**yoy**
Number of MUJINKUN Outlets	1,106	324	1,507	401	1,623	116	1,733	110	**1,749**	**16**	**1,757**	**8**
Number of MUJINKUN Machines	1,108	323	1,509	401	1,625	116	1,735	110	**1,751**	**16**	**1,759**	**8**

14. Cash Dispensers and ATMs

	1998/3	yoy	1999/3	yoy	2000/3	yoy	2001/3	yoy	**2002/3**	**yoy**	**2003/3 (E)**	**yoy**
Number of Cash Dispensers and ATMs	12,051	1,280	14,594	2,543	18,478	3,884	30,819	12,341	**49,777**	**18,958**	**-**	**-**
Proprietary	1,421	337	1,824	403	1,944	120	2,053	109	**2,068**	**15**	**2,072**	**4**
Open 365 Days/Year	1,410	348	1,814	404	1,937	123	2,046	109	**2,059**	**13**	**-**	**-**
Open 24 Hours/Day	1,102	347	1,507	405	1,633	126	1,755	122	**1,773**	**18**	**-**	**-**
Tie-up	10,630	943	12,770	2,140	16,534	3,764	28,766	12,232	**47,709**	**18,943**	**-**	**-**
Others	-	-	-	-	-	-	7,611	7,611	**7,611**	**0**	**-**	**-**

Note: "Others" indicate agency to receive payment by convenience store.

15. Employees

	1998/3	yoy	1999/3	yoy	2000/3	yoy	2001/3	yoy	**2002/3**	**yoy**	**2003/3 (E)**	**yoy**
Number of Employees	4,287	-197	4,258	-29	4,314	56	4,321	7	**4,366**	**45**	**4,377**	**11**
Head Office	625	-90	664	39	658	-6	653	-5	**670**	**17**	**794**	**124**
Financial Service Business Division	3,373	-40	3,468	95	3,552	84	3,668	116	**3,696**	**28**	**3,583**	**-113**
Contact Center	-	-	-	-	-	-	-	-	**335**	**335**	**750**	**415**
Other Business Division	289	-67	126	-163	104	-22	-	-104	**-**	**-**	**-**	**-**

Note: With the spin-off of the hardware rental division in April 2000, there is currently no entity that corresponds to the "Other Business Division."

16. Loan Interest Rate

(%)

	1998/3		1999/3		2000/3		2001/3		2002/3		2003/3 (E)	
		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.
Average Loan Interest Rate during the Fiscal Year	25.51	-0.61	25.08	-0.43	24.86	-0.22	24.08	-0.78	23.80	-0.28	23.46	-0.34
Unsecured Loans	26.52	-0.77	26.02	-0.50	25.70	-0.32	24.75	-0.95	24.32	-0.43	23.97	-0.35
Consumers	26.52	-0.77	26.02	-0.50	25.70	-0.32	24.76	-0.94	24.32	-0.44	23.97	-0.35
Commercials	15.45	-	24.43	8.98	24.08	-0.35	22.88	-1.20	21.59	-1.29	20.39	-1.20
Secured Loans	10.68	-0.15	10.88	0.20	11.20	0.32	11.33	0.13	12.13	0.80	12.08	-0.05

17. Unsecured Loans Receivable Outstanding for Consumers by Interest Rate

(Millions of yen)

Effective Annual Interest Rate	1998/3				1999/3				2000/3				2001/3				2002/3				2003/3 (E)			
	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.
Loans Receivable Outstanding	2,446,922	100.0	1,015,306	100.0	2,558,273	100.0	1,131,255	100.0	2,654,651	100.0	1,271,865	100.0	2,879,293	100.0	1,426,696	100.0	3,020,908	100.0	1,547,850	100.0	-	-	1,638,800	100.0
28.470% and Higher	742,372	30.3	258,914	25.5	480,296	18.8	173,549	15.3	318,704	12.0	119,221	9.4	222,747	7.7	82,965	5.8	167,997	5.6	62,372	4.0	-	-	32,800	2.0
27.375%	933,802	38.2	325,964	32.1	1,279,140	50.0	454,270	40.2	1,459,659	55.0	536,453	42.2	1,541,140	53.5	554,181	38.8	1,665,353	55.1	597,408	38.6	-	-	543,300	33.2
25.000% - 26.500%	569,011	23.3	285,192	28.1	551,932	21.6	297,550	26.3	550,454	20.7	304,112	23.9	641,763	22.3	332,986	23.3	644,128	21.3	349,436	22.6	-	-	410,300	25.1
20.000% - 24.820%	144,819	5.9	108,842	10.7	177,486	6.9	159,279	14.1	223,033	8.4	204,425	16.1	330,606	11.4	282,329	19.9	376,548	12.5	332,221	21.5	-	-	410,100	25.0
18.250% - 19.000%	1,250	0.0	278	0.0	2,108	0.1	2,189	0.2	19,216	0.7	37,612	2.9	37,623	1.3	71,366	5.0	49,736	1.7	93,180	6.0	-	-	111,700	6.8
15.000% - 18.000%	19,912	0.8	26,718	2.7	22,643	0.9	33,176	2.9	33,481	1.3	57,751	4.5	52,370	1.9	90,123	6.3	58,501	1.9	98,799	6.4	-	-	115,300	7.0
Less than 15.000%	35,756	1.5	9,397	0.9	44,668	1.7	11,241	1.0	50,104	1.9	12,288	1.0	53,044	1.9	12,744	0.9	58,645	1.9	14,431	0.9	-	-	15,300	0.9

18. Unsecured Loans Receivable Outstanding by Classified Receivable Outstanding

(Millions of yen)

Classified Receivable Outstanding (Ten thousands of yen)	1998/3				1999/3				2000/3				2001/3				2002/3				2003/3 (E)			
	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.
≦10	304,341	12.4	21,141	2.1	295,297	11.5	20,481	1.8	288,843	10.9	20,133	1.6	372,972	13.0	19,576	1.4	438,426	14.5	20,039	1.3	-	-	20,300	1.2
10< ≦30	583,947	23.9	132,248	13.0	583,877	22.8	131,855	11.7	568,346	21.4	128,577	10.1	570,692	19.8	129,995	9.1	558,095	18.5	127,094	8.2	-	-	124,900	7.6
30< ≦50	1,229,782	50.3	560,099	55.2	1,282,495	50.1	586,541	51.8	1,327,624	50.0	609,559	47.9	1,385,383	48.1	637,882	44.7	1,396,722	46.2	643,286	41.6	-	-	647,400	39.5
50< ≦100	310,838	12.7	272,011	26.8	344,039	13.5	303,527	26.8	372,173	14.0	329,124	25.9	386,856	13.4	338,669	23.7	387,674	12.9	333,173	21.5	-	-	329,000	20.1
100<	18,014	0.7	29,805	2.9	52,565	2.1	88,850	7.9	97,665	3.7	184,470	14.5	163,390	5.7	300,571	21.1	239,991	7.9	424,257	27.4	-	-	517,200	31.6
Total	2,446,922	100.0	1,015,306	100.0	2,558,273	100.0	1,131,255	100.0	2,654,651	100.0	1,271,865	100.0	2,879,293	100.0	1,426,696	100.0	3,020,908	100.0	1,547,850	100.0	-	-	1,638,800	100.0

19. Bad Debt Write-offs

	1998/3		1999/3		2000/3		2001/3		**2002/3**		**2003/3 (E)**	
		yoy %		yoy %		yoy %		yoy %		**yoy %**		**yoy %**
Bad Debt Write-offs (Millions of yen)	27,433	29.5	32,355	17.9	37,461	15.8	44,392	18.5	**54,251**	**22.2**	**65,900**	**21.5**
Loans Receivable	27,044	29.6	31,778	17.5	36,739	15.6	42,847	16.6	**51,003**	**19.0**	**61,600**	**20.9**
Unsecured Loans	26,197	28.4	31,042	18.5	35,958	15.8	39,839	10.8	**49,713**	**24.8**	**61,400**	**23.5**
Secured Loans	846	49.3	736	-13.0	781	6.1	3,007	284.9	**1,290**	**-57.1**	**200**	**-82.2**
ACOM MasterCard	-	-	-	-	19	-	511	-	**1,767**	**245.8**	**2,500**	**39.1**
Installment Sales Finance	392	82.7	568	44.8	682	20.2	1,018	49.2	**1,475**	**44.9**	**1,800**	**23.9**
Average Bad Debt Write-off Amounts per Account for Unsecured Loans (Thousands of yen)	293	3.5	298	1.7	324	8.7	319	-1.5	**332**	**4.1**	**-**	**-**

[Ratio of Bad Debt Write-offs]

	1998/3		1999/3		2000/3		2001/3		**2002/3**		**2003/3 (E)**	
Loans Receivable (%)	2.50	(0.35)	2.63	(0.13)	2.72	(0.09)	2.86	(0.14)	**3.15**	**(0.29)**	**3.59**	**(0.44)**
Unsecured Loans	2.58	(0.34)	2.74	(0.16)	2.82	(0.08)	2.79	(-0.03)	**3.21**	**(0.42)**	**3.74**	**(0.53)**
Secured Loans	1.24	(0.37)	1.00	(-0.24)	1.04	(0.04)	4.35	(3.31)	**1.84**	**(-2.51)**	**0.29**	**(-1.55)**
ACOM MasterCard	-	-	-	-	0.32	(0.32)	2.67	(2.35)	**5.63**	**(2.96)**	**4.82**	**(-0.81)**
Installment Sales Finance	0.62	(0.16)	0.62	(0.00)	0.57	(-0.05)	0.68	(0.11)	**0.91**	**(0.23)**	**1.06**	**(0.15)**

Note:1. Ratio of bad debt write-offs
Loan Business = Bad Debt Write-off of Loan Business / (Receivables Outstanding plus Loans to Borrowers in Bankruptcy or Under Reorganization)
ACOM MasterCard = Bad Debt Write-off of ACOM MasterCard / Card Shopping Receivable
Installment Sales Finance Business = Bad Debt Write-off of Installment Sales Finance / Installment Receivables
Note:2. Figures in brackets indicates year-on-year change in percentage points.

19-2. Allowance for Bad Debts

	1998/3		1999/3		2000/3		2001/3		**2002/3**		**2003/3 (E)**	
		yoy %		yoy %		yoy %		yoy %		**yoy %**		**yoy %**
Allowance for Bad Debts (Millions of yen)	36,900	7.6	44,300	20.1	54,300	22.6	61,900	14.0	**77,700**	**25.5**	**85,200**	**9.7**
Ratio of Allowance for Bad Debts	3.25	-	3.46	-	3.73	-	3.78	-	**4.36**	**-**	**4.47**	**-**
General Allowance for Bad Debts	-	-	-	-	-	-	-	-	-	-	**55,000**	**-**
Unsecured Consumer Loans	-	-	-	-	-	-	-	-	-	-	**46,100**	**-**
Specific Allowance for Bad Debts	-	-	-	-	-	-	-	-	-	-	**30,200**	**-**
Additional Allowance for Bad Debts	2,600	44.4	7,400	184.6	10,000	35.1	7,600	-24.0	**15,800**	**107.9**	**7,500**	**-52.3**

Note:

$$\text{Ratio of allowance for bad debts} = \frac{\text{The amount of allowance for bad debts}}{\text{Loans receivable outstanding at the fiscal year-end plus Installment sales finance receivable}} \times 100$$

20. Bad Debts

(Millions of yen)

	1998/3	%	1999/3	%	2000/3	%	2001/3	末残比 %	2002/3	%
Total Amount of Bad Debts (Note1)	-	-	-	-	34,077	2.53	34,596	2.31	**43,691**	**2.70**
Loans to Borrowers in Bankruptcy or Under Reorganization	-	-	-	-	3,776	0.28	3,650	0.24	**7,204**	**0.45**
Applications for bankruptcy are proceeded	-	-	-	-	2,440	0.18	2,549	0.17	**3,292**	**0.20**
Applications for The Civil Rehabilitation are proceeded	-	-	-	-	-	-	-	-	**1,659**	**0.10**
Applications for The Civil Rehabilitation are determined	-	-	-	-	-	-	-	-	**131**	**0.01**
Loans in Arrears	-	-	-	-	13,408	0.99	16,866	1.13	**20,972**	**1.30**
Loans Past Due for Three Months or More	-	-	-	-	498	0.04	518	0.03	**497**	**0.03**
Restructured Loans	-	-	-	-	16,394	1.22	13,561	0.91	**15,016**	**0.93**
Total Amount of Bad Debts (Note 2)	-	-	-	-	31,210	2.31	30,971	2.07	**39,836**	**2.46**
Loans to Borrowers in Bankruptcy or Under Reorganization	-	-	-	-	3,776	0.28	3,650	0.24	**7,204**	**0.45**
Applications for bankruptcy are proceeded	-	-	-	-	2,440	0.18	2,549	0.17	**3,292**	**0.20**
Applications for The Civil Rehabilitation are proceeded	-	-	-	-	-	-	-	-	**1,659**	**0.10**
Applications for The Civil Rehabilitation are determined	-	-	-	-	-	-	-	-	**131**	**0.01**
Loans in Arrears	-	-	-	-	2,047	0.15	3,016	0.20	**7,837**	**0.48**
Loans Past Due for Three Months or More	-	-	-	-	7,053	0.52	9,039	0.60	**7,954**	**0.49**
Restructured Loans	-	-	-	-	18,332	1.36	15,265	1.02	**16,840**	**1.04**

Notes: 1. The figures represent the amounts of loans exclusive of accrued interest as defined under the Company's standard.
2. The figures represent the amounts of loans exclusive of accrued interest as defined under the terms of Japan's tax regulations.

20-2. Loans in Arrears for Less Than 3 Months (excluding balance held by headquarters' collection department)

(Millions of yen)

	1998/3	%	1999/3	%	2000/3	%	2001/3	%	2002/3	%
11days ≦ < 3 months	-	-	-	-	9,504	0.70	10,703	0.71	**13,605**	**0.84**
31days ≦ < 3 months	-	-	-	-	5,798	0.43	6,269	0.42	**7,468**	**0.46**
11days ≦ < 31 days	-	-	-	-	3,706	0.27	4,434	0.30	**6,136**	**0.38**

Category criteria of concerning situations of bad debts are as follow;

Loans to borrowers in bankruptcy or under reorganization
Loans to borrowers declared bankrupt, to borrowers under rehabilitation, to borrowers under reorganization, or other similar circumstances, which are part of loans exclusive of accrued interest that are past due for over 121 days and held by headquarters' collection department.

Loans in arrears
Other delinquent loans exclusive of accrued interest.
This category excludes loans on which interest is being waived in support of business restructuring.

Loans past due for three months or more.
Loans past due for three months or more that do not fall into the above two categories.

Restructured loans
Loans, other than those in the above three categories, in which favorable terms, such as the reduction of interest, have been granted with a view to promoting recovery of the loans.

21. Funds Procurement

(Millions of yen)

	1998/3		1999/3		2000/3		2001/3		2002/3			2003/3 (E)		
		C.R.		C.R.		C.R.		C.R.		yoy %	C.R.		yoy %	C.R.
Borrowings	1,080,286	100.0	1,191,700	100.0	1,192,926	100.0	1,283,167	100.0	**1,417,966**	**10.5**	**100.0**	**1,436,500**	**1.3**	**100.0**
Indirect	981,586	90.9	1,059,300	88.9	976,926	81.9	971,367	75.7	**1,035,186**	**6.6**	**73.0**	**1,048,700**	**1.3**	**73.0**
City Banks	25,347	2.4	16,987	1.4	20,423	1.7	28,798	2.3	**37,017**	**28.5**	**2.6**	-	-	-
Regional Banks	70,670	6.6	61,618	5.2	49,427	4.1	47,576	3.7	**56,634**	**19.0**	**4.0**	-	-	-
Long-term Credit Banks	102,762	9.5	110,762	9.3	75,810	6.4	67,638	5.3	**85,608**	**26.6**	**6.0**	-	-	-
Trust Banks	408,810	37.8	452,698	38.0	437,622	36.7	457,598	35.7	**433,001**	**-5.4**	**30.5**	-	-	-
Foreign Banks	65,560	6.1	65,000	5.5	49,000	4.1	17,000	1.3	**46,000**	**170.6**	**3.3**	-	-	-
Life Insurance Companies	233,741	21.6	253,177	21.2	256,893	21.5	270,883	21.1	**268,215**	**-1.0**	**18.9**	-	-	-
Non-Life Insurance Companies	56,476	5.2	64,224	5.4	61,845	5.2	55,711	4.3	**51,434**	**-7.7**	**3.6**	-	-	-
Others	18,220	1.7	34,834	2.9	25,906	2.2	26,163	2.0	**57,277**	**118.9**	**4.1**	-	-	-
Direct	98,700	9.1	132,400	11.1	216,000	18.1	311,800	24.3	**382,780**	**22.8**	**27.0**	**387,800**	**1.3**	**27.0**
Straight Bonds	32,000	2.9	99,900	8.4	160,000	13.4	245,000	19.1	**295,000**	**20.4**	**20.8**	-	-	-
Convertible Bonds	-	-	-	-	50,000	4.2	50,000	3.9	**50,000**	**0.0**	**3.5**	-	-	-
Commercial Paper	66,700	6.2	27,500	2.3	1,000	0.1	12,000	0.9	**10,000**	**-16.7**	**0.7**	-	-	-
Securitization of Installment Sales Finance Receivable	-	-	5,000	0.4	5,000	0.4	4,800	0.4	**3,900**	**-18.8**	**0.3**	-	-	-
Others	-	-	-	-	-	-	-	-	**23,880**	-	**1.7**	-	-	-
Short-term	260,542	24.1	142,297	11.9	19,668	1.6	19,188	1.5	**13,562**	**-29.3**	**1.0**	**18,500**	**36.4**	**1.3**
Long-term	819,744	75.9	1,049,403	88.1	1,173,258	98.4	1,263,980	98.5	**1,404,403**	**11.1**	**99.0**	**1,418,000**	**1.0**	**98.7**
Fixed	495,561	45.9	761,465	63.9	847,114	71.0	978,647	76.3	**1,154,619**	**18.0**	**81.4**	**1,186,800**	**2.8**	**82.6**
Interest Rate Swaps (Notional)	84,060	7.8	158,162	13.3	161,398	13.5	88,577	6.9	**96,648**	**9.1**	**6.8**	-	-	-
Interest Cap (Notional)	-	-	35,000	2.9	35,000	2.9	110,000	8.6	**117,000**	**6.4**	**8.3**	-	-	-
Average Interest Rate on Funds Procured During the Year	3.00	-	2.57	-	2.46	-	2.37	-	**2.13**	-	-	**2.38**	-	-
Average Nominal Interest Rate on Funds Procured During the Year	2.55	-	2.39	-	2.25	-	2.17	-	**1.88**	-	-	**2.14**	-	-
Floating Interest Rate	2.00	-	2.01	-	2.20	-	2.20	-	**1.77**	-	-	**2.14**	-	-
Fixed Interest Rate	3.92	-	2.96	-	2.65	-	2.38	-	**2.21**	-	-	**2.44**	-	-
Short-term	1.45	-	1.48	-	1.35	-	1.21	-	**1.07**	-	-	**0.98**	-	-
Long-term	3.50	-	2.82	-	2.55	-	2.43	-	**2.19**	-	-	**2.40**	-	-
Direct	1.36	-	1.71	-	1.72	-	1.76	-	**1.88**	-	-	**1.93**	-	-
Indirect	3.10	-	2.63	-	2.58	-	2.52	-	**2.21**	-	-	**2.53**	-	-

Notes: 1. From the interim accounting period ended September 30, 2001, average interest rate on funds procured during the year include bond issue expenses.
2. Financial expenses pertaining to derivatives have been excluded from the calculation of average nominal interest rate on funds procured during the year.

22. Credit Card Business [ACOM MasterCard]

(Millions of yen)

	1998/3		1999/3		2000/3		2001/3		**2002/3**		**2003/3 (E)**	
		yoy %		yoy %		yoy %		yoy %		**yoy %**		**yoy %**
Number of Cardholders	-	-	-	-	380,396	-	752,509	97.82	**1,004,118**	**33.4**	**1,185,700**	**18.1**
Card Shopping Receivables	-	-	-	-	6,167	-	19,157	210.60	**31,388**	**63.8**	**51,050**	**62.5**
Revolving Receivables	-	-	-	-	4,025	-	16,123	300.60	**27,731**	**72.0**	**43,400**	**56.7**
Operating Income	-	-	-	-	428	-	2,298	436.10	**3,676**	**59.9**	**5,700**	**55.2**

Number of Card Issuance Machines	-	-	-	-	354	-	773	-	**1,200**	-	**1,200**	-
MUJINKUN	-	-	-	-	354	-	582	-	**894**	-	**894**	-
Loan Business Outlets	-	-	-	-	0	-	191	-	**306**	-	**306**	-

23. Installment Sales Finance Business

(Millions of yen)

	1998/3		1999/3		2000/3		2001/3		**2002/3**		**2003/3 (E)**	
		yoy %		yoy %		yoy %		yoy %		**yoy %**		**yoy %**
Number of Customer Accounts	217,420	30.8	286,327	31.7	358,400	25.2	446,217	24.5	**486,532**	**9.0**	**510,900**	**5.0**
Installment Receivables	63,799	36.8	91,152	42.9	121,933	33.8	150,581	23.5	**161,247**	**7.1**	**171,800**	**6.6**
Adjusted Receivables	53,080	35.8	75,272	41.8	100,300	33.2	124,046	23.7	**133,409**	**7.5**	**141,900**	**6.4**
Operating Income	5,929	21.0	8,364	41.1	11,136	33.1	14,287	28.3	**16,278**	**13.9**	**16,800**	**2.9**
Composition Ratio to Total Operating Income	2.1	-	2.7	-	3.3	-	3.9	-	**4.1**	-	**4.0**	-
Ratio of Bad Debt Write-offs	0.62	-	0.62	-	0.57	-	0.68	-	**0.91**	-	**1.06**	-
Number of Merchant Venders	4,381	-	4,668	-	5,007	-	5,337	-	**5,784**	-	-	-
Number of Employees	134	-	180	-	200	-	216	-	**231**	-	**231**	-

Notes :1. Number of customer accounts are contracts with receivables outstanding
:2. Composition ratio to total operating income = Operating income of installment sales finance / Total operating income

24. Guarantee Business

(Millions of yen)

	1998/3		1999/3		2000/3		2001/3		**2002/3**		**2003/3 (E)**	
		yoy %		yoy %		yoy %		yoy %		**yoy %**		**yoy %**
Number of Accounts with Outstanding Balance	-	-	-	-	-	-	-	-	**32,432**	-	**213,100**	**557.2**
Loan Guarantee receivables	-	-	-	-	-	-	-	-	**9,539**	-	**74,800**	**684.3**
Income from Guarantee Business	-	-	-	-	-	-	-	-	**319**	-	**2,200**	**588.0**

25. Financial Ratios

(%)

	1998/3		1999/3		2000/3		2001/3		**2002/3**		**2003/3 (E)**	
		yoy P.P.		yoy P.P.		yoy P.P.		yoy P.P.		**yoy P.P.**		**yoy P.P.**
Dividend Pay-out Ratio	13.3	-0.6	11.7	-1.6	10.9	-0.8	11.8	0.9	**12.3**	**0.5**	**11.8**	**-0.5**
Shareholders' Equity Ratio	20.4	0.1	21.4	1.0	25.2	3.8	26.8	1.6	**27.7**	**0.9**	**30.4**	**2.7**
Dividend on Equity	2.0	0.0	1.9	-0.1	1.9	0.0	1.9	0.0	**2.0**	**0.1**	**1.8**	**-0.2**
Return on Equity (ROE)	16.1	0.6	17.8	1.7	19.2	1.4	17.4	-1.8	**17.5**	**0.1**	**15.8**	**-1.7**
Operating Profit to Total Assets	8.5	0.3	8.4	-0.1	8.7	0.3	8.9	0.2	**8.5**	**-0.4**	**8.1**	**-0.4**
Income Before Extraordinary Items to Total Assets	8.5	0.2	8.4	-0.1	8.6	0.2	8.9	0.3	**8.6**	**-0.3**	**8.2**	**-0.4**
Return on Assets (ROA)	3.3	0.2	3.7	0.4	4.5	0.8	4.5	0.0	**4.8**	**0.3**	**4.6**	**-0.2**
Operating Margin	40.3	2.4	40.9	0.6	42.2	1.3	43.2	1.0	**42.2**	**-1.0**	**41.2**	**-1.0**
Income Before Extraordinary Items to Operating Income	40.4	2.1	41.0	0.6	41.8	0.8	43.4	1.6	**42.6**	**-0.8**	**41.7**	**-0.9**
Net Income Margin	15.5	1.2	18.2	2.7	21.7	3.5	22.0	0.3	**23.6**	**1.6**	**23.3**	**-0.3**
Current Ratio	239.1	-8.4	294.5	55.4	368.5	74.0	395.2	26.7	**386.1**	**-9.1**	**393.8**	**7.7**
Fixed Assets Ratio	41.6	-8.4	36.8	-4.8	28.4	-8.4	26.1	-2.3	**25.4**	**-0.7**	**28.6**	**3.2**
Interest Coverage (times)	4.8	0.9	5.4	0.6	5.9	0.5	6.5	0.6	**6.9**	**0.4**	**6.2**	**-0.7**

Business Operating Cost Ratio	12.6	-0.7	12.6	0.0	12.2	-0.4	11.5	-0.7	**10.7**	**-0.8**	**11.6**	**0.9**

Note: Business operating cost ratio = $\frac{\text{Other operating expenses}}{\text{Average loans receivable outstanding during the fiscal year + Installment sales finance receivables (excluding deferred income on installment sales finance)}} \times 100$

26. Per Share Data (Adjusted)

(Yen)

	1998/3	1999/3	2000/3	2001/3	**2002/3**	**2003/3 (E)**
Net Income	300.29	385.32	504.93	550.75	**647.31**	**675.40**
Dividends	40.00	45.00	55.00	65.00	**80.00**	**80.00**
Shareholders' Equity	1,999.12	2,341.59	2,916.96	3,429.24	**3,969.80**	**4,565.11**

Note:The figures above mentioned is adjusted based on Fiscal Year March 2002.

[Ratio of Increase or Decrease from the Previous Fiscal Year]

(%)

	1998/3	1999/3	2000/3	2001/3	**2002/3**	**2003/3 (E)**
Net Income	19.4	28.3	31.0	9.1	**17.5**	**4.3**
Dividends	14.3	12.5	22.2	18.2	**23.1**	**-**
Shareholders' Equity	15.3	17.1	24.6	17.6	**15.8**	**15.0**

27. Shares Issued

(thousands)

	1998/3	1999/3	2000/3	2001/3	**2002/3**	**2003/3 (E)**
Average Number of Shares Issued During the Year	146,631	146,631	146,631	146,631	**146,417**	**-**
Number of Shares Issued at Year-end	146,631	146,631	146,631	146,631	**146,283**	**-**

Notes: 1. From the fiscal year ended March 31, 2002, average number of treasury stocks during the year are excluded from the average number of shares issued during the year.

2. From the fiscal year ended March 31, 2002, number of treasury stocks at the year-end are excluded from the number of shares issued at year-end.

Exhibit 4

May 15, 2002

Notice Concerning Repurchase of Shares
(Repurchase of shares under Article 210 of the Commercial Code)

We are pleased to announce its intention to implement a Tender Offer for Acquisition of Treasury Stock in accordance with Article 210 of the Japanese Commercial Code, subject to resolution at the 25th Ordinary General Meeting of Shareholders to be held on June 27, 2002, as follow:

1. Reason for the acquisition of treasury stock
   In order to implement flexible management according to business environment

2. Content of the acquisition
   (1) Type of shares to be acquired: Common stock of ACOM
   (2) Maximum number of shares to be acquired: 10,000,000 shares (maximum)
   (3) Maximum amount of acquisition: 100 billion yen (maximum)

Note:
The above resolution shall be upon the agenda Repurchase of shares being approved at the 25th ordinary general meeting of shareholders to be held on June 27, 2002.

Exhibit 5

(Brief Description)

Supplemental Documents to the Shelf Registration Statement

ACOM CO., LTD.

(504010)

Supplements to Shelf Registration Statement dated May 23 and June 17, 2002 relating to the Unsecured Straight Bonds-Thirty-fourth Series and -Thirty-fifth Series, respectively (with special covenant of rating *pari passu* solely with the other series of bonds) (the "Supplements")

The Supplements are required to be filed with the authority under the Securities and Exchange Law when ACOM CO., LTD. (the "Company") proposes to issue or distribute through a public offering in Japan any securities designated in the 2001 Shelf Registration Statement, including the Unsecured Straight Bonds-Thirty-fourth Series and -Thirty-fifth Series, respectively (with special covenant of rating *pari passu* solely with the other series of bonds), worth ¥10,000 million and ¥10,000 million, respectively of the aggregate principal amount thereof in such offering.

The 2001 Shelf Registration Statement so supplemented by the Supplements contains or incorporates by reference the information concerning the terms and conditions of the public offering of the Unsecured Straight Bonds-Thirty-fourth Series and -Thirty-fifth Series, respectively and the information pertaining to the Company's business.

The information contained in the Supplements which is material to an investment decision is substantially contained in the Annual Report 2002 (Exhibit 13) and the news releases dated May 23 and June 17, 2002, respectively (Exhibits 6 and 8).

Exhibit 6

May 23, 2002

34th Issuance of Domestic Unsecured Straight Bonds

ACOM CO., LTD. (President: Shigeyoshi Kinoshita, Capital: 17.2 billion yen) has reached a decision to make its 34th issuance of domestic unsecured straight bonds, as outlined below. The funds procured through this issuance will be used in extending loans. Registration relating to the issuance was carried out on August 25, 2001.

Supplementary Information

1. Name of issuance:	ACOM CO., LTD. 34th issuance of domestic unsecured straight bonds
2. Total value:	10 billion yen
3. Interest rate:	1.73% annually
4. Individual bond value:	100 million yen
5. Issue price:	Face value ¥100
6. Redemption price:	Face value ¥100
7. Application date:	May 23, 2002
8. Payment date:	June 6, 2002
9. Maturation date:	June 6, 2008
10. Application of funds procured:	Extending loans
11.Trustee:	Credit Suisse First Boston Securities (Japan) Limited
12. Transfer agent:	Mitsubishi Trust and Banking Corporation
13. Credit ratings:	Japan Credit Rating Agency: AA- Rating and Investment Information, Inc.: A

Exhibit 7

(Brief Description)

June 11, 2002

NOTICE OF CONVOCATION OF THE 25TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

The information in the Notice of Convocation of the 25th Ordinary General Meeting of Shareholders which is material to an investment decision is substantially contained in the Brief Statement of Financial Results for the Fiscal Year Ended March 2002, the Notice Concerning Repurchase of Shares, the Annual Securities Report 2002, and the Annual Report 2002 (Exhibit 2, 4, 12, and 13), respectively.

In accordance with the revision of the Commercial Code of Japan in 2001 and 2002, the provisions relating to shares and general meetings of shareholders in the Articles of Incorporation of ACOM. CO. LTD. were changed accordingly.

Exhibit 8

June 17, 2002

35th Issuance of Domestic Unsecured Straight Bonds

ACOM CO., LTD. (President: Shigeyoshi Kinoshita, Capital: 17.2 billion yen) has reached a decision to make its 35th issuance of domestic unsecured straight bonds, as outlined below. The funds procured through this issuance will be used in extending loans. Registration relating to the issuance was carried out on August 25, 2001.

Supplementary Information

1. Name of issuance:	ACOM CO., LTD. 35th issuance of domestic unsecured straight bonds
2. Total value:	10 billion yen
3. Interest rate:	2.70% annually
4. Individual bond value:	100 million yen
5. Issue price:	Face value ¥100
6. Redemption price:	Face value ¥100
7. Application date:	June 17, 2002
8. Payment date:	June 26, 2002
9. Maturation date:	June 27, 2012
10. Application of funds procured:	Extending loans
11.Trustee:	Goldman Sachs (Japan) Ltd. J.P. Morgan Securities Asia Pte. Limited
12. Transfer agent:	Mitsubishi Trust and Banking Corporation
13. Credit ratings:	Japan Credit Rating Agency: AA- Rating and Investment Information, Inc.: A

Exhibit 9

(Brief description)

June 27, 2002

Annual Business Report ("Key' Note")

The 25th Fiscal Year
from April 1, 2001
to March 31, 2002

This Annual Business Report concerning the fiscal year ended on March 31, 2002 (hereinafter called the "Key' Note") was sent to the shareholders of ACOM, CO., LTD. (the "Company") on June 27, 2002.

The Key' Note is not required to be prepared or made public under any rules or regulations in Japan; the Company voluntarily prepares the Key' Note and distributes it to its creditors, shareholders, customers or analysts from time to time.

The information in the Key' Note which is material to an investment decision is substantially contained in the Annual Securities Report of the Company (see Exhibit 12) and/or the Brief Statement of Financial Results for the Fiscal Year Ended March 2002 (see Exhibit 2).

Exhibit 10

(Brief Description)

June 27, 2002

NOTICE OF RESOLUTION OF
THE 25TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

The information in the Notice of Resolution of the 25th Ordinary General Meeting of Shareholders which is material to an investment decision is substantially contained in the Notice of Convocation of the 25th Ordinary General Meeting of Shareholders (Exhibit 7).

Amendment dated June 28, 2002 (the "Amendment") to Shelf Registration Statement dated August 17, 2001 (the "2001 Shelf Registration Statement") with respect to inclusion in the list of documents incorporated by reference in the 2001 Shelf Registration Statement.

An amendment to a Shelf Registration Statement is required to be filed under the Securities and Exchange Law when a list of documents to be incorporated by reference in a Shelf Registration Statement is amended.

The Amendment is intended to include the 2001 Annual Securities Report dated June 28, 2002 in the list of documents incorporated by reference to the 2001 Shelf Registration Statement and to correct the 2001 Shelf Registration Statement.

Exhibit 12

(Brief description)

Annual Securities Report

(Report pursuant to Article 24, Paragraph 1 of the Securities Exchange Law)

The 25th Fiscal Year
from April 1, 2001
to March 31, 2002

Annual Securities Report (hereinafter called the "ASR") is required to be filed with Director of Kanto Local Financial Bureau and The Tokyo Stock Exchange for each business year. The ASR is made available for public inspection for a certain period.

The ASR for the 25th fiscal year ended March 31, 2002 of the Company was filed with Director of Kanto Local Financial Bureau on June 28, 2002.

Several items concerning the business of the Company, such as the general situation with respect to the operations, business and sales activities, facilities, financial position and group companies of the Company, are required to be reported in the ASR. The information in the ASR (with respect to the 25th Fiscal Year) which is material to an investment decision is substantially contained in the Annual Report 2002 (Exhibit 13) of the Company.